UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Consolidated Balance Sheet

Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Stockholders' Equity

Cash Flows Statements

1.Introduction, presentation of condensed consolidated financial statements and other information

2.Basis of consolidation

3.Financial assets

4.Non-current assets held for sale

5.Investments in associates and joint ventures

6.Tangible assets

7.Intangible assets - Goodwill

8.Intangible assets - Other intangible assets

9.Financial liabilities

10.Provision for legal and administrative proceedings, commitments and other provisions

11.Stockholders’ equity

12.Detailing of income accounts

13.Income Tax

14.Employee Benefit Plan

15.Operating segments

16.Related party transactions

17.Fair value of financial assets and liabilities

18.Other disclosures

19.Subsequent Events

APPENDIX I - STATEMENTS OF VALUE ADDED

Management report

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Audit Committee Report

Consolidated Balance Sheet

	Note	6/30/2020	12/31/2019

Cash and reserves at the Brazilian Central Bank		24,858,433	20,127,364

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	31,756,113	32,342,306
Debt instruments		3,474,675	3,735,076
Trading derivatives		323	-
Balances With The Brazilian Central Bank		28,281,115	28,607,230

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	3.a	79,920,216	57,020,903
Debt instruments		50,777,105	34,885,631
Equity instruments		1,150,934	2,029,470
Trading derivatives	18.a	27,992,177	20,105,802

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	3.a	355,886	171,453
Equity instruments		355,886	171,453

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	109,623,112	96,120,233
Debt instruments		109,578,197	95,962,927
Equity instruments		44,915	157,306

Financial Assets Measured At Amortized Cost	3.a	519,421,026	474,680,904
Loans and amounts due from credit institutions		112,635,488	109,233,128
Loans and advances to customers		359,385,764	326,699,480
Debt instruments		47,399,774	38,748,296

Hedging Derivatives	18.a	1,591,978	339,932

Non-Current Assets Held For Sale	4	1,282,430	1,325,335

Investments in Associates and Joint Ventures	5	1,081,459	1,070,762

Tax Assets		46,668,735	33,599,178
Current		6,373,526	3,304,116
Deferred		40,295,209	30,295,062

Other Assets		6,345,722	5,061,337

Tangible Assets	6	9,625,610	9,781,957

Intangible Assets		30,594,479	30,595,788
Goodwill	7	28,361,953	28,375,004
Other intangible assets	8	2,232,526	2,220,784

Total Assets		863,125,199	762,237,452

LIABILITIES AND STOCKHOLDERS' EQUITY
	Note	6/30/2020	12/31/2019

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	55,678,342	46,064,669
Trading derivatives	18.a	35,142,357	22,229,016
Short positions	18.a	20,535,985	23,835,653

Financial Liabilities Measured At Fair Value Through Profit Or Loss	9.a	5,124,847	5,319,416
Other financial liabilities		5,124,847	5,319,416

Financial Liabilities Measured at Amortized Cost	9.a	663,451,250	575,230,401
Deposits from Brazilian Central Bank and deposits from credit institutions		111,240,805	99,271,415
Customer deposits		427,520,286	336,514,597
Marketable debt securities		68,572,776	73,702,474
Debt Instruments Eligible to Compose Capital		13,822,242	10,175,961
Other financial liabilities		42,295,141	55,565,954

Hedging Derivatives	18.a	218,451	200,961

Provisions	10	15,045,890	16,331,825
Provisions for pension funds and similar obligations		3,699,232	4,960,620
Provisions for judicial and administrative proceedings, commitments and other provisions		11,346,658	11,371,205

Tax Liabilities		10,319,832	10,960,075
Current		5,046,418	5,419,202
Deferred		5,273,414	5,540,873

Other Liabilities		12,098,986	10,920,944

Total Liabilities		761,937,598	665,028,291

Stockholders' Equity	11	101,008,764	96,736,290
Share Capital		57,000,000	57,000,000
Reserves		38,891,957	34,877,493
Treasury shares		(794,579)	(681,135)
Option for Acquisition of Equity Instrument		-	(67,000)
Profit for the period attributable to the Parent		5,911,386	16,406,932
Less: Dividends and remuneration		-	(10,800,000)

Other Comprehensive Income		(129,700)	(85,710)

Stockholders' Equity Attributable to the Parent		100,879,064	96,650,580

Non - Controlling Interests		308,537	558,581

Total Stockholders' Equity		101,187,601	97,209,161
Total Liabilities and Stockholders' Equity		863,125,199	762,237,452

Consolidated Income Statements

	Notes	01/04 to 06/30/2020	01/04 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Interest and similar income		14,645,513	18,360,977	33,262,623	36,692,182
Interest expense and similar charges		(3,952,934)	(7,052,822)	(11,133,261)	(14,916,575)
Net Interest Income		10,692,579	11,308,155	22,129,362	21,775,607
Income from equity instruments		16,206	5,626	18,602	7,697
Income from companies accounted by the equity method	5.a	19,294	31,428	49,419	60,462
Fee and commission income		4,419,850	4,701,203	9,930,847	9,383,945
Fee and commission expense		(895,981)	(878,753)	(2,162,027)	(1,796,791)
Gains (losses) on financial assets and liabilities (net)		4,134,724	(206,732)	13,466,449	(1,024,142)
Financial Assets Measured At Fair Value Through Profit Or Loss		411,450	67,022	803,283	84,958
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		4,652,378	(249,399)	12,829,664	(1,042,793)
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		96,987	(37,620)	103,528	4,925
Financial instruments not measured at fair value through profit or loss		(213,301)	(24,761)	(219,713)	(44,009)
Other		(812,790)	38,026	(50,313)	(27,223)
Exchange differences (net)		(6,357,367)	960,288	(28,779,296)	1,819,607
Other operating expense		(184,804)	(359,465)	(438,504)	(609,789)
Total Income		11,844,501	15,561,750	14,214,852	29,616,596
Administrative expenses		(4,100,479)	(4,144,812)	(8,288,923)	(8,221,060)
Personnel expenses	12.a	(2,199,177)	(2,285,809)	(4,499,773)	(4,589,989)
Other administrative expenses	12.b	(1,901,302)	(1,859,003)	(3,789,150)	(3,631,071)
Depreciation and amortization		(628,144)	(584,079)	(1,246,913)	(1,156,906)
Tangible assets	6.a	(501,095)	(452,893)	(994,514)	(898,886)
Intangible assets	8	(127,049)	(131,186)	(252,399)	(258,020)
Provisions (net)	10	(353,789)	(826,014)	(983,595)	(1,271,991)
Impairment losses on financial assets (net)		(6,603,030)	(3,371,119)	(10,077,190)	(6,476,863)
Financial Instruments Measured At Amortized Cost	3.b.2	(6,603,030)	(3,371,045)	(10,077,190)	(6,476,863)
Gains (losses) due to derecognition of financial assets measured at amortized cost		-	(74)	-	-
Impairment losses on other assets (net)		(9,892)	(12,334)	(12,269)	(10,782)
Other intangible assets	8	(14,849)	(4,963)	(19,800)	(1,393)
Other assets		4,957	(7,371)	7,531	(9,389)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		14,502	8,999	218,916	8,827
Gains (losses) on non-current assets held for sale not classified as discontinued operations		14,770	(114,678)	27,791	(131,630)
Operating Income Before Tax		178,439	6,517,713	(6,147,331)	12,356,191
Income taxes	13	1,881,188	(3,029,819)	12,073,226	(5,194,708)
Consolidated Net income for the period		2,059,627	3,487,894	5,925,895	7,161,483
Profit attributable to the Parent		2,052,048	3,436,136	5,909,873	7,045,626
Profit attributable to non-controlling interests		7,579	51,758	16,022	115,857
Earnings Per Share (Brazilian Real)

Basic earnings per 1,000 shares (Brazilian Real)
Common shares		262.18	438.47	754.89	899.00
Preferred shares		288.40	482.31	830.38	988.90
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares		262.18	438.46	754.89	896.64
Preferred shares		288.40	482.31	830.38	986.30
Net Profit attributable - Basic (Brazilian Real)
Common shares		996,236	1,668,147	2,869,376	3,420,449
Preferred shares		1,055,812	1,767,989	3,040,497	3,625,177
Net Profit attributable - Diluted (Brazilian Real)
Common shares		996,236	1,668,147	2,869,376	3,420,776
Preferred shares		1,055,812	1,767,989	3,040,497	3,624,850

Weighted average shares outstanding (in thousands) - basic
Common shares		3,799,791	3,804,493	3,801,055	3,804,745
Preferred shares		3,660,932	3,665,634	3,661,580	3,665,886
Weighted average shares outstanding (in thousands) - diluted
Common shares		3,799,791	3,804,561	3,801,055	3,815,105
Preferred shares		3,660,932	3,665,702	3,661,580	3,675,186
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

		01/04 a 06/30/2020	01/04 a 06/30/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Consolidated Profit for the Period		2,059,627	3,487,894	5,925,895	7,161,483

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	548,771	781,595	(722,239)	934,774

Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	222,881	682,457	(1,012,139)	912,922
Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	452,138	1,226,001	(1,873,661)	1,647,558
Income taxes	.	(229,257)	(543,544)	861,522	(734,636)

Cash flow hedges		325,890	99,138	289,900	21,852
Valuation adjustments		618,137	180,027	528,164	56,359
Amounts transferred to income statement		-	(5,088)	-	13,392
Income taxes		(292,247)	(75,801)	(238,264)	(47,899)

Other Comprehensive Income that won't be reclassified for Net income:		150,171	(787,521)	678,249	(804,099)

Defined Benefits plan		150,171	(787,521)	678,249	(804,099)
Defined Benefits plan		298,636	(1,298,191)	1,275,849	(1,305,936)
Income taxes		(148,465)	510,670	(597,600)	501,837

Total Comprehensive Income		2,758,569	3,481,968	5,881,905	7,292,158

Attributable to the parent		2,750,990	3,430,210	5,865,883	7,176,301
Attributable to non-controlling interests		7,579	51,758	16,022	115,857
Total		2,758,569	3,481,968	5,881,905	7,292,158

Consolidated Statements of Changes in Stockholders' Equity

	Stockholders´ Equity Attributable to the Parent

Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balances at December 31, 2018	57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460
Total comprehensive income	-	-	-	-	7,045,626	-	7,045,626	912,922	(804,099)	-	21,852	7,176,301	115,857	7,292,158
Net profit	-	-	-	-	7,045,626	-	7,045,626	-	-	-	-	7,045,626	115,857	7,161,483
Other comprehensive income	-	-	-	-	-	-	-	912,922	(804,099)	-	21,852	130,675	-	130,675
Financial Assets Measured At Fair Value Through Other Comprehensive Income	-	-	-	-	-	-	-	912,922	-	-	-	912,922	-	912,922
Pension plans	-	-	-	-	-	-	-	-	(804,099)	-	-	(804,099)	-	(804,099)
Gain and loss - Cash flow and investment hedge	-	-	-	-	-	-	-	-	-	-	21,852	21,852	-	21,852
Appropriation of net income from prior years	-	12,582,477	-	-	(12,582,477)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument	-	(950,000)	-	950,000	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital 11.b	-	(6,600,000)	-	-	-	4,600,000	(2,000,000)	-	-	-	-	(2,000,000)	-	(2,000,000)
Share based compensation	-	(30,874)	-	-	-	-	(30,874)	-	-	-	-	(30,874)	-	(30,874)
Treasury shares	-	-	(151,848)	-	-	-	(151,848)	-	-	-	-	(151,848)	-	(151,848)
Capital restructuring	-	-	(1,528)	-	-	-	(1,528)	-	-	-	-	(1,528)	-	(1,528)
Treasury shares income	-	3,898	-	-	-	-	3,898	-	-	-	-	3,898	-	3,898
Other	-	18,842	-	-	-	-	18,842	-	-	-	-	18,842	(145,735)	(126,893)
Balances as of June 30, 2019	57,000,000	35,402,036	(614,808)	(67,000)	7,045,626	(2,000,000)	96,765,854	2,905,503	(3,875,139)	859,370	(637,922)	96,017,666	562,707	96,580,373

Balances at December 31, 2019	57,000,000	34,877,493	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,290	3,345,282	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161
Total comprehensive income	-	-	-	-	5,909,873	-	5,909,873	(1,012,139)	678,249	-	289,900	5,865,883	16,022	5,881,905
Net profit	-	-	-	-	5,909,873	-	5,909,873	-	-	-	-	5,909,873	16,022	5,925,895
Other comprehensive income	-	-	-	-	-	-	-	(1,012,139)	678,249	-	289,900	(43,990)	-	(43,990)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	-	-	-	-	-	-	-	(1,012,139)	-	-	-	(1,012,139)	-	(1,012,139)
Pension plans	-	-	-	-	-	-	-	-	678,249	-	-	678,249	-	678,249
Gain and loss - Cash flow and investment hedge	-	-	-	-	-	-	-	-	-	-	289,900	289,900	-	289,900
Appropriation of net income from prior years	-	16,406,932	-	-	(16,406,932)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument	-	(625,690)	-	67,000	-	-	(558,690)	-	-	-	-	(558,690)	-	(558,690)
Dividends and interest on own capital from the previous year 11.b	-	(10,800,000)	-	-	-	10,800,000	-	-	-	-	-	-	-	-
Dividends and interest on capital 11.b	-	-	-	-	-	(890,000)	(890,000)	-	-	-	-	(890,000)	-	(890,000)
Treasury shares	-	-	(111,373)	-	-	-	(111,373)	-	-	-	-	(111,373)	-	(111,373)
Other	-	(77,336)	-	-	-	-	(77,336)	-	-	-	-	(77,336)	(266,066)	(343,402)
Balances as of June 30, 2020	57,000,000	39,781,399	(792,508)	-	5,909,873	(890,000)	101,008,764	2,333,143	(3,068,288)	859,370	(253,925)	100,879,064	308,537	101,187,601

Cash Flows Statements

	Note	01/01 to 06/30/2020	01/01 to 12/31/2019
1. Cash Flows From Operating Activities
Consolidated Net income for the period		5,925,895	7,161,483
Adjustments to profit		5,687,567	8,510,999
Depreciation of tangible assets	6-a	994,514	898,886
Amortization of intangible assets	7-b	252,399	258,020
Impairment losses on other assets (net)		12,269	10,782
Provisions and Impairment losses on financial assets (net)		11,060,785	7,748,854
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(246,707)	122,803
Income from companies accounted by the equity method	5-a	(49,419)	(60,462)
Deferred tax assets and liabilities	11	(13,391,622)	498,703
Monetary Adjustment of Escrow Deposits		(219,447)	(326,046)
Recoverable Taxes		(120,220)	(51,152)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,432	7,952
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		7,437,463	(704,062)
Other		(44,880)	106,721
Net (increase) decrease in operating assets		(85,955,738)	(21,838,956)
Balance with the Brazilian Central Bank		(3,690,326)	39,069
Financial Assets Measured At Fair Value Through Profit Or Loss		(1,501,546)	9,929,773
Other financial assets measured at fair value through profit or loss		(22,899,313)	7,725,484
Financial Assets Measured at Fair Value in Results Retained for Trading		(184,433)	626,584
Financial Assets Measured at Fair Value through Other Comprehensive Income		(11,081,362)	(5,076,745)
Financial Assets Measured At Amortized Cost		(61,294,696)	(34,501,007)
Other assets		14,695,938	(582,114)
Net increase (decrease) in operating liabilities		113,171,880	20,258,770
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		9,613,673	(3,294,615)
Financial Liabilities Measured At Fair Value Through Profit Or Loss		(437,564)	1,446,981
Financial liabilities at amortized cost		104,674,874	16,768,849
Other liabilities		(679,103)	5,337,555
Tax paid		(1,404,644)	(2,983,355)
Total net cash flows from operating activities (1)		37,424,960	11,108,941
2. Cash Flows From Investing Activities
Investments		(1,285,846)	(2,935,950)
Acquisition of Minority Residual Interest in Subsidiary		(3,373)	(1,291,630)
Tangible assets		(999,471)	(1,329,541)
Intangible assets		(283,002)	(314,799)
Corporate Restructuring		-	20
Disposal		544,470	535,221
Tangible assets		127,923	142,733
Non-Current Assets Held For Sale		270,528	302,250
Dividends and interest on capital received		146,019	90,238
Total net cash flows from investing activities (2)		(741,376)	(2,400,729)
3. Cash Flows From Financing Activities
Acquisition of own shares		(111,373)	(182,722)
Issuance of other long-term liabilities		39,269,638	29,246,867
Dividends and interest on capital paid		(8,425,919)	(5,260,904)
Payments of other long-term liabilities		(49,038,353)	(27,941,187)
Payments of Subordinated Debts		-	(9,924,747)
Interest Payments on Debt Instruments Eligible to Capital		(436,407)	(328,892)
Net increase in non-controlling interests		(2,124)	(918)
Capital Increase in Subsidiaries, by Non-Controlling Interests		-	100,000
Total net cash flows from financing activities (3)		(18,744,538)	(14,292,503)
Exchange variation on Cash and Cash Equivalents (4)		(2,432)	(7,952)
Net Increase in Cash and cash equivalents (1+2+3+4)		17,936,614	(5,592,243)
Cash and cash equivalents at the beginning of the semester		21,443,663	25,285,160
Cash and cash equivalents at the end of the semester		39,380,277	19,692,917

	Note	01/01 to 06/30/2020	01/01 to 12/31/2019

Cash and cash equivalents components
Cash		22,939,090	15,828,098
Loans and other		16,441,187	3,864,819
Total of cash and cash equivalents		39,380,277	19,692,917

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		262,390	319,962
Dividends and interest on capital declared but not paid		-	1,000,000

Supplemental information
Interest received		35,405,636	35,405,636
Interest paid		(13,973,268)	(13,973,268)

1.     Introduction, presentation of condensed consolidated financial statements and other information

a)   Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of non-performing loans, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issue of the Condensed Consolidated Financial Statements for the semester ended on June 30, 2020 at the meeting held on July 28, 2020.

The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors, a recommendation for approval issued by the Bank's Audit Committee and a favorable opinion from Banco Santander 's Fiscal Council.

b)   Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c)   Other information

c.1) Adoption of new standards and interpretations

Preparation data for these consolidated financial statements, such as those that have data for effective adoption after January 1, 2020 and have not yet been adopted by the Bank are:

•       Changes to IFRS 9, IFRS 7 e IAS 39 - Since September 2019, the IASB has made some changes to IFRS 9 and IAS 39 as well as the related disclosure standard, IFRS 7, with respect to some specific requirements on hedge accounting. These changes are part of the phases of the IBOR project (reference rates in Europe) and aim to provide certainty about the potential effects and prepare the standard for when the new reference rates referred to in the project, which are underway by the IASB, are effective. Despite these changes having an effective date, January 2020, the agency expects the new reference rates to become effective in 2021.

Banco Santander is monitoring the phases of the IBOR project and evaluating the possible impacts that will be generated when the new rates are implemented through a Global project, so, so far, there is nothing to talk about impacts on the records made.

•       Changes to IFRS 16 - In May 2020, the IASB published an amendment to IFRS 16 that is valid for annual reports beginning on or after June 1, 2020, adding a practical file that determines that changes in the consideration paid for lease that come from any concession made due to the COVID-19 pandemic, lease modifications are not characterized.

It is determined that the characteristics for this modification to be characterized as a change due to COVID-19 are:

- The changes result in lower payments than those previously established;

- Payments originally due on or before June 30, 2021; and

- There are no substantial changes to the other lease terms and conditions.

If the practical expedient is adopted, there must be identification and description in the financial statements. Until the publication of this report, no situations were identified in which this practical expedient could be applied.

•       IFRS 17

In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 is due to be implemented on January 1, 2022. This standard is intended to demonstrate greater transparency and useful information in the financial statements , one of the main changes being the recognition of profits as the delivery of insurance services is made, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

Resolution No. 4,820, which is effective as of May 29, 2020 and replaced Resolution No. 4,797 of April 6, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i)             remunerate own capital, including in the form of prepayment, above:

(a)    amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;

(b)    amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies

(ii)            repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of the Resolution);

(iii)           Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;

(iv)           increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies;

The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No. 4,797 (on April 6, 2020) until December 31, 2020.

Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation.

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details in note 2.aa to the Consolidated Financial Statements of December 31, 2019.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

The notes 2.e and 47.c8 of the Consolidated Financial Statements of December 31, 2019, present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2019.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

The note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2019, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2019 and June 30, 2020, the date of preparation of these consolidated financial statements.

v. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 7.

2.     Basis of consolidation

Below are highlighted as controlled, direct and indirect entities and investment funds included in Banco Santander Consolidated Financial Statements. Similar information about companies accounted for by the Bank's equity method is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	85	-	78.58%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Santander CCVM	Broker	14,067,640	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A.	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	1,365,787	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	354,645	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	-	-	-	-
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)	Bank	435,599	-	60.00%	100.00%
Bosan Participações S.A.	Other Activities	303,056	93,718	100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	-	70.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	14,400	-	-	50.00%
Controlled by Olé Consignado
SANB Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Santander Tecnologia e Inovação Ltda.	Other Activities	450	-	-	100.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%

Consolidated Investment Funds

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V) (4);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (5); and Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6).

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) It refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) Controlled by Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (Note 2.b.1).

(5) Fund controlled through Banco Bandepe S.A. (Note 2.b.1).

(6) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

Corporate movements were implemented in order to reorganize the entities' operations and activities in accordance with the Santander Conglomerate business plan.

a) Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S.A

On February 28, 2020, a sale was made to a Superdigital Holding Company, SL company indirectly controlled by Banco Santander, SA, of the shares representing the share capital of Super Payments and Administração de Meios Eletrônico SA (“Superdigital”) for the amount of R$ 270,000. As a result, the Bank is no longer shareholder of Superdigital.

b) Put option of equity interest in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R$ 1,600,000 (“Operation”), to be paid on the closing date of the Operation.

On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A.  (holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé) have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$ 1,608,772. As a result, Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

c) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Bank acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$ 1,099,854, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

e) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing Summer's total share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital. Due to the Entity's sale plan in the term term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

3.     Financial assets

a)     Classification by nature and category

The classification by nature and category for the purpose of valuing the Bank's assets, except for the items related to “Cash and reserves at the Central Bank of Brazil” and “Derivatives used as Hedge”, on June 30, 2020 and December 31 2019 is shown below:

						06/30/2020
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	28,281,115	-	-	-	-	28,281,115
Trading derivatives	-	-	-	-	-	-
Loans and amounts due from credit institutions (2)	-	-	-	-	113,208,673	113,208,673
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	113,220,277	113,220,277
Impairment losses (note 3-b.2)	-	-	-	-	(11,604)	(11,604)
Loans and advances to customers	-	-	-	-	358,812,579	358,812,579
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	382,851,668	382,851,668
Impairment losses (note 3-b.2)	-	-	-	-	(24,039,089)	(24,039,089)
Debt instruments	3,474,675	50,777,105	-	109,578,197	47,399,774	211,229,751
Of which:
Debt instruments	3,474,675	50,777,105	-	109,578,197	49,016,652	212,846,629
Impairment losses (note 3-b.2)	-	-	-	-	(1,616,878)	(1,616,878)
Equity instruments	-	1,150,934	355,886	44,915	-	1,551,735
Trading derivatives	323	27,992,177	-	-	-	27,992,500
Total	31,756,113	79,920,216	355,886	109,623,112	519,421,026	741,076,353

						12/31/2019
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	28,607,230	-	-	-	-	28,607,230
Loans and amounts due from credit institutions (2)	-	-	-	-	109,233,128	109,233,128
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	109,246,671	109,246,671
Impairment losses (note 3-b.2)	-	-	-	-	(13,543)	(13,543)
Loans and advances to customers	-	-	-	-	326,699,480	326,699,480
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	347,256,660	347,256,660
Impairment losses (note 3-b.2)	-	-	-	-	(20,557,180)	(20,557,180)
Debt instruments	3,735,076	34,885,631	-	95,962,927	38,748,296	173,331,930
Of which:
Debt instruments	3,735,076	34,885,631	-	95,962,927	40,803,323	175,386,957
Impairment losses (note 3-b.2)	-	-	-	-	(2,055,027)	(2,055,027)
Equity instruments	-	2,029,470	171,453	157,306	-	2,358,229
Trading derivatives	-	20,105,802	-	-	-	20,105,802
Total	32,342,306	57,020,903	171,453	96,120,233	474,680,904	660,335,799

(1)   As of June 30, 2020, the balance recorded under “Loans and advances to customers” referring to loan portfolio operations assigned is R$ 64,609 (12/31/2019 - R$ 76,028) and R$ 64,531 (12/31/2019 - R$ 75,500) of “Other financial liabilities - Financial liabilities associated with the transfer of assets”.

b) Valuation adjustments arising from impairment of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in note 2 to the Bank's consolidated financial statements for the year ended December 31, 2019, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated statement of income and except in the case of financial assets measured at value through other comprehensive income, in which changes in fair value are temporarily recognized in consolidated shareholders' equity, under “Other comprehensive income”.

The debits or credits in "Other comprehensive income" arising from changes in fair value, remain in the Bank's consolidated shareholders' equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of impairment losses on these instruments, the amounts are no longer recognized in equity under the item "Financial assets measured at fair value through other comprehensive income" and are reclassified to the Consolidated Income Statement by the cumulative amount on that date.

On June 30, 2020, the Bank analyzed changes in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as arising from impairment losses. Consequently, the total variations in the fair value of these assets are shown in "Other comprehensive income." Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other comprehensive income.

b.2) Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers

The changes in the provisions for impairment of assets included in “Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers” in the semesters ended on June 30, 2020 and 2019 were the following:

		01/01 a 06/30/2020		01/01 a 12/31/2019
Balance at beginning of the semester	.	22,625,750	.	22,969,315
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	.	10,342,273	.	6,889,997
Write-off of impaired balances against recorded impairment allowance	.	(7,300,451)	.	(6,986,942)
Balance at end of the period (Note 3.a)	.	25,667,571	.	22,872,370
Provision for contingent liabilities (note 9.a)	.	691,517	.	542,798
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	26,359,088	.	23,415,168
Loans written-off recovery	.	265,083	.	413,134

Considering the amounts recognized in “Losses due to non-recovery against income” and “Recoveries of loans written off to loss”, “Losses on financial assets - Financial assets measured at amortized cost” (previously classified as Losses on loans and receivables) totaled R$10,077,190 and R$6,476,863 in the semesters ended June 30, 2020 and 2019, respectively.

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the breach of loan clauses or terms, and (iv) during the bankruptcy process.

The details of changes in the balance of financial assets classified as “Loans and advances to customers” considered as non-recoverable due to credit risk in the semesters ended June 30, 2020 and 2019 are as follows:

	01/01 a 06/30/2020	01/01 a 12/31/2019
Balance at beginning of the semester	23,426,076	22,425,801
Net additions	7,588,804	6,516,672
Write-off of impaired balances against recorded impairment allowance	(7,244,374)	(6,986,942)
Balance at end of the semester	23,770,506	21,955,531

d) Provisions for contingent commitments

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The provision expense that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed client does not comply with its contractual obligations. Below is the movement of these provisions for the semesters ended June 30, 2020 and 2019.

	01/01 a 06/30/2020	01/01 a 12/31/2019
Balances at the beginning of the semester	683,917	626,267
Constitution of provisions for contingent liabilities	7,599	(83,469)
Balances at the end of semester (Note 3.b.2)	691,517	542,798

4.     Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.     Investments in associates and joint ventures

Joint control

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a)   Breakdown

			Participation %
	Activity	Country	06/30/2020	12/31/2019
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização(1)(2)	Securitization	Brazil	0.00%	0.00%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	20.00%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

	06/30/2020			12/31/2019
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	13,366,707	11,791,273	51,847	14,121,618	12,502,780	206,482
Banco RCI Brasil S.A.	12,086,439	10,791,872	99,951	13,452,716	12,174,504	263,851
Norchem Participações e Consultoria S.A.	70,475	27,781	534	69,865	27,709	1,949
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	148	35,314	311	1,790
Gestora de Inteligência de Crédito	1,126,424	933,115	(45,410)	527,362	288,643	(56,769)
Campo Grande Empreendimentos	-	-	-	-	-	-
Santander Auto S.A.	71,807	38,466	(3,376)	36,361	11,613	(4,339)
Jointly Controlled by Santander Corretora de Seguros	2,975,525	1,692,770	68,469	2,873,140	1,628,364	125,439
Webmotors S.A.	512,687	78,856	21,529	484,454	60,734	61,212
Tecnologia Bancária S.A. - TECBAN	2,458,594	1,612,822	46,735	2,382,907	1,564,801	63,046
Hyundai Corretora de Seguros	2,076	251	(43)	1,909	41	(132)
PSA Corretora de Seguros e Serviços Ltda.	2,168	841	247	3,870	2,788	1,313
Significant Influence of Banco Santander	126,877	29,391	(225)	126,937	29,226	2,650
Norchem Holding e Negócios S.A.	126,877	29,391	(225)	126,937	29,226	2,650
Total	16,469,108	13,513,434	120,091	17,121,695	14,160,370	334,571

		Investments			Results
		06/30/2020	12/31/2019		01/01 a 06/30/2020	01/01 a 06/30/2019
Jointly Controlled by Banco Santander		594,629	595,230		29,384	35,999
Banco RCI Brasil S.A.		516,415	509,890		39,871	38,868
Norchem Participações e Consultoria S.A.		21,347	21,078		267	590
Cibrasec - Companhia Brasileira de Securitização		-	-		-	75
Estruturadora Brasileira de Projetos S.A. - EBP		1,280	3,889		16	56
Gestora de Inteligência de Crédito		38,662	47,744		(9,082)	(3,656)
Campo Grande Empreendimentos		255	255		-	-
Santander Auto S.A.		16,670	12,374		(1,688)	66
Jointly Controlled by Santander Corretora de Seguros		465,627	454,280		20,084	24,180
Webmotors S.A.		303,537	296,216		15,070	19,893
Tecnologia Bancária S.A. - TECBAN		160,513	156,589		4,911	4,058
Hyundai Corretora de Seguros		913	934		(21)	-
PSA Corretora de Seguros e Serviços Ltda.		664	541		124	229
Significant Influence of Banco Santander		21,203	21,252		(49)	283
Norchem Holding e Negócios S.A.		21,203	21,252		(49)	283
Total		1,081,459	1,070,762		49,419	60,462

(1) Companies with a one-month discount to calculate equity income.

(2) Although the participation is less than 20%, the Bank exercises control jointly with entities with the largest shareholders, through the shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Although the participation is greater than 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Car sales).

(4) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Participation arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which was not the same created by Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the extinction of the company, which depends on the sale of a property. Once sold, proceed with the liquidation of the company and each partner receives his share of the equity.

(*) The Bank has no guarantees granted to companies with joint control and significant influence.

(**) The Bank does not have contingent liabilities with a risk of loss that can be related to investments for companies with joint control and significant influence.

b)   Changes

Below are the changes in the balance of this item in the semesters ended June 30, 2020 and 2019:

	01/01 a 06/30/2020		01/01 a 06/30/2019
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of period	1,049,510	21,252	1,032,382	20,933
Change in scope of consolidation	-	-	(51,073)	-
Adjustment to market value	(13,974)	-	(10,972)	-
Add / Lower	3,373	-	-	-
Equity in earnings of subsidiaries	49,468	(49)	60,179	283
Dividends proposed / received	(28,121)	-	(19,367)	(257)
Others	-	-	(942)	-
Balance at end of the semester	1,060,256	21,203	1,010,207	20,959
Total Investments		1,081,459		1,031,166

c)   Impairment losses

No losses were recorded due to non-recovery of investments in associates and joint ventures in the semesters ended on June 30, 2020 and December 31, 2019.

d)   Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between the controllers.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Conglomerate and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between the controllers.

6.     Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during the semesters ended June 30, 2020 and 2019.

a)   Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2019	1,997,033	1,307,110	3,948,796	2,526,965	2,053	9,781,957
Addition	(24,087)	413,030	228,932	-	-	617,875
Write-off	(4,438)	(28,709)	(2,250)	-	-	(35,397)
Depreciation of the period	(47,054)	(251,687)	(411,198)	(284,574)	-	(994,513)
Impairment / Reversal in the period	-	-	5,272	-	-	5,272
Transfers	(5,834)	(1,607)	(30,406)	-	(805)	(38,652)
Balance as of June 30, 2020	1,915,620	1,438,137	3,739,146	2,531,460	1,248	9,625,611

Balance as of December 31, 2018	2,004,335	913,613	3,669,344	-	1,683	6,588,975
Initial Adoption IFRS 16 (Note 1.b)	-	-	-	2,465,750	-	2,465,750
Balances as of Januray 1, 2019	2,004,335	913,613	3,669,344	2,465,750	1,683	9,054,725
Addition	84,960	325,600	545,589	373,137	255	1,329,541
Write-off	(3,982)	(6,291)	(73,191)	(59,269)	-	(142,733)
Depreciation of the period	(46,482)	(240,262)	(347,094)	(265,048)	-	(898,886)
Impairment / Reversal in the period	86	-	20,670	-	-	20,756
Transfers	5,834	3,068	30,731	-	-	39,633
Balance as of June 30, 2019	2,044,751	995,728	3,846,049	2,514,570	1,938	9,403,036

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b)   Losses due to non-recovery

In the semesters ended June 30, 2020 and 2019, there was no impact of an impairment expense

c)   Tangible asset purchase commitments

In the semester ended June 30, 2020, the Bank has R$ 217,1 million in contractual commitments for the acquisition of tangible assets (12/31/2019 - R$ 0).

7.     Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 1.v.i) and has been allocated according to the operating segments (note 15).

	06/30/2020	12/31/2019
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Olé Consignado	62,800	62,800
Super Pagamentos	-	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557
Getnet S.A.	1,039,304	1,039,304
Return Capital Serviços e Recuperação de Créditos S.A.	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,382
Total	28,361,953	28,375,004

Commercial Bank
12/31/2019
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)	5 years

Perpetual growth rate	4.8%
Discount rate (2)	12.5%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax on December 31, 2019 was 17.78%.

The impairment test was carried out during the second half of 2019. Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. In the semester ended June 30, 2020, there was no evidence of impairment that would lead to the need to update the test carried out in 2019 before its regular performance.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

In January 2020, Banco Santander acquired the remaining stake in Banco Olé Consignado, in the amount of R$ 1,608 million, generating goodwill of R$ 982 million. In June 2020, the goodwill allocation PPA was concluded, in which two intangible assets were identified, in the total amount of R$ 371 million.

8.     Intangible assets - Other intangible assets

The movement of other intangible assets in the semesters ended June 30, 2020 and 2019, was as follows:

	Movement of:
	12/31/2019 to 06/30/2020			12/31/2018 to 06/30/2019
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	2,178,691	42,093	2,220,784	1,556,870	83,830	1,640,700
Addition	341,320	15,377	356,696	454,226	-	454,226
Write-off	(13,870)	(20,225)	(73,694)	(139,305)	(122)	(139,427)
Transfers	(39,988)	1,327	(38,661)	116,005	-	116,005
Amortization	(249,635)	(2,764)	(252,399)	(248,245)	(9,775)	(258,020)
Impairment (1)	(19,800)	-	19,800	(1,393)	-	(1,393)
Final balance	2,196,718	35,808	2,232,526	1,738,158	73,933	1,812,091
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

(1) In 2020 and 2019, it refers to the impairment of assets in the acquisition and development of software. The loss on the acquisition and development of software was recorded due to the obsolescence and discontinuity of the referred systems.

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.     Financial liabilities

a)   Classification by nature and category

The classification, by nature and category for the purposes of valuation, of the Bank's financial liabilities other than those included in “Derivatives used as hedges”, on June 30, 2020 and December 31, 2019:

				6/30/2020
	Passivos Financeiros Mensurados ao Valor Justo no Resultado Mantidos para Negociação	Passivos Financeiros Mensurados ao Valor Justo no Resultado	Passivos Financeiros Mensurados ao Custo Amortizado	Total
Depósitos do Banco Central do Brasil e Depósitos de instituições de crédito	-	-	111,240,805	111,240,805
Depósitos de clientes	-	-	427,520,286	427,520,286
Obrigações por títulos e valores mobiliários	-	-	68,572,776	68,572,776
Derivativos	35,142,357	-	-	35,142,357
Posições vendidas	20,535,985	-	-	20,535,985
Instrumentos de Dívida Elegíveis a Capital	-	-	13,822,242	13,822,242
Outros passivos financeiros	-	5,124,847	42,295,141	47,419,988
Total	55,678,342	5,124,847	663,451,250	724,254,439

				12/31/2019
	Passivos Financeiros Mensurados ao Valor Justo no Resultado Mantidos para Negociação	Passivos Financeiros Mensurados ao Valor Justo no Resultado	Passivos Financeiros Mensurados ao Custo Amortizado	Total
Depósitos do Banco Central do Brasil e Depósitos de instituições de crédito	-	-	99,271,415	99,271,415
Depósitos de clientes	-	-	336,514,597	336,514,597
Obrigações por títulos e valores mobiliários	-	-	73,702,474	73,702,474
Derivativos	22,229,016	-	-	22,229,016
Posições vendidas	23,835,653	-	-	23,835,653
Instrumentos de Dívida Elegíveis a Capital	-	-	10,175,961	10,175,961
Outros passivos financeiros	-	5,319,416	55,565,954	60,885,370
Total	46,064,669	5,319,416	575,230,401	626,614,486

b)   Breakdown and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	06/30/2020	12/31/2019
Demand deposits (1)	368,575	685,026
Time deposits (2)	67,102,140	56,602,470
Repurchase agreements	43,770,090	41,983,919
Of which:
Backed operations with Private Securities (3)	10,317,045	9,506,255
Backed operations with Government Securities	33,453,045	32,477,663
Total	111,240,805	99,271,415

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

b.2) Client deposits

	06/30/2020	12/31/2019
Demand deposits	97,264,640	77,271,336
Current accounts (1)	41,428,146	28,231,479
Savings accounts	55,836,494	49,039,857
Time deposits	265,745,682	200,739,544
Repurchase agreements	64,509,964	58,503,717
Of which:
Backed operations with Private Securities (2)	-	9,506,255
Backed operations with Government Securities	64,509,964	48,997,462
Total	427,520,286	336,514,597

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

b.3) Bonds and securities

	6/30/2020	12/31/2019
Real Estate Credit Notes - LCI (1)	21,916,629	21,266,079
Eurobonds	10,881,929	8,715,382
Treasury Bills (2)	18,969,024	27,587,340
Agribusiness Credit Notes - LCA	15,422,767	14,776,877
Guaranteed Real Estate Bill - LIG (3)	1,382,426	1,356,796
Total	68,572,776	73,702,474

(1) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of June 30, 2020, they have a maturity between 2020 and 2026 (12/31/2019 - with a maturity between 2020 and 2026).

(2) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$ 300 and an early redemption permit of only 5% of the amount issued. As of June 30, 2020, they have a maturity between 2020 and 2025 (12/31/2019 - with a maturity between 2020 and 2025).

(3) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer. As of June 30, 2020, they have a maturity between 2021 and 2023 (12/31/2019 - with a maturity between 2021 and 2022).

The changes in the balance of "Bonds and securities" in the semester ended June 30, 2020 and 2019 were as follows:

	01/01 a 06/30/2020	01/01 a 06/30/2019
Balance at beginning of the period	73,702,474	74,626,232
Issues	39,269,638	29,246,867
Payments	(49,038,353)	(27,941,187)
Interest	1,949,866	2,541,650
Exchange differences and other	2,689,151	(256,609)
Balance at end of the period	68,572,776	78,216,953

The composition of Eurobonds and other securities is as follows:

					06/30/2020	12/31/2019
	Issuance	Maturity	Currency	Interest Rate (p.a.)	Total	Total
Eurobonds	2017	2020	BRL	4.4%	9,818	929,042
Eurobonds	2017	2021	BRL	4.4%	17,113	63,181
Eurobonds	2017	2024	USD	2,4% to 10,0%	903,468	664,996
Eurobonds	2018	2020	USD	For 3,5%	-	37,476
Eurobonds	2018	2020	USD	Above 3,5%	-	35,438
Eurobonds	2018	2024	USD	6,6% to 6,7%	1,711,977	1,260,099
Eurobonds	2018	2025	USD	For 9%	1,946,507	1,427,601
Eurobonds	2019	2020	USD	0% to 4,4%	3,104,663	3,556,724
Eurobonds	2019	2027	USD	CDI + 6,4%	3,169,516	727,118
Others					18,867	13,707
Total					10,881,929	8,715,382

b.4) Debt Instruments Eligible to Capital

The details of the balance of the item "Debt Instruments Eligible to Capital" referring to the issuance of equity instruments to compose the level I and level II of the reference equity due to the Reference Equity Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	06/30/2020	12/31/2019
Tier I (1)	nov-18	No Maturity (Perpetual)	$1.250	7.3%	6,916,683	5,092,153
Tier II (1)	nov-18	nov-28	$1.250	6.1%	6,905,559	5,083,808
Total					13,822,242	10,175,961

(1) Interest paid semi-annually, as of May 8, 2019.

These instruments were acquired in their issuance, substantially, by Banco Santander Espanha (Note 16.d).

The variations in the balance of "Debt Instruments Eligible to Capital" in the semesters ended June 30, 2020 and 2019 were as follows:

	01/01 a 06/30/2020	01/01 a 06/30/2019
Balance at beginning of the period	10,175,961	9,779,943
Interest Tier I (1)	235,539	172,682
Interest Tier II (1)	199,948	145,886
Foreign exchange variation	3,647,201	(97,331)
Interest payment Tier I (1)	(236,557)	(178,278)
Interest payment Tier II (1)	(199,850)	(150,614)
Balance at end of the period	13,822,242	9,672,288

(1)   Interest remuneration related to the Level I and II Eligible Debt Instrument was recorded against the income for the period as "Interest and Similar Expenses".

10.   Provision for legal and administrative proceedings, commitments and other provisions

a)   Breakdown

The breakdown of the balance of “Provisions” is as follows:

	06/30/2020	12/31/2019
Provisions for pension funds and similar obligations	3,699,232	4,960,620
Provisions for judicial and administrative proceedings, commitments and other provisions	11,346,658	9,330,007
Judicial and administrative proceedings under the responsibility of former controlling stockholders	103,829	103,272
Judicial and administrative proceedings	9,456,942	9,226,735
Of which:
Civil	3,307,441	3,201,061
Labor	3,638,681	3,504,296
Tax and Social Security	2,510,820	2,521,378
Provision for contingent liabilities (Note 3 b.2)	691,516	683,918
Other provisions	1,094,371	1,357,280
Total	15,045,890	16,331,825

b)   Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. Banco Santander has the policy to fully provision the lawsuits for which the loss assessment is considered probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses derived from lawsuits and administrative proceedings.

b.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

PIS and Cofins - R$3,795,128 (12/31/2019 - R$3,755,556): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718 / 1998, which modified the calculation basis of PIS and Cofins so that levied on all revenues of legal entities and not only on those arising from the provision of services and the sale of goods. In relation to the Banco Santander case, on April 23, 2015, a decision of the Supreme Federal Court (STF) was issued admitting the Extraordinary Appeal filed by the Federal Government concerning PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecution regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax disputes and social security, which are classified based on the opinion of the legal advisors as a risk of probable loss, recorded in Provisions.

Those are the main themes of the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$919,496 (12/31/2019 - R$906,355): in May 2003, the Federal Revenue Service of Brazil issued an assessment notice in Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another self at Banco Santander Brasil SA The subject of the case was the collection of CPMF on transactions carried out by Santander DTVM in the administration of its clients' funds and compensation services provided by the Bank to Santander DTVM, which occurred during the years in 2000, 2001 and 2002. In June 2015, the defenses were assessed with unfavorable decisions at the administrative level (CARF). On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. The referred action was dismissed unfounded and, currently, awaits judgment in the Federal Regional Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$286,871 (12/31/2019 - R$282,053): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$236,965 (12/31/2019 - R$224.631): Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services (Note 10.b.4 – Possible Risk Loss).

b.2) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Banespa employees. Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, rejected the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action. As of June 30, 2020, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

b.3) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

The STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. Such extension has a term of 5 years. The approval of the terms of the additive occurred on June 3, 2020.

The Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$27,124 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2020, the amounts related to these proceedings totaled approximately R$5,575 million.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On June 30, 2020, the amounts related to these proceedings totaled approximately R$3,496 million.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On June 30, 2020, the amounts related to these proceedings totaled approximately R$4,798 million.

• Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On June 30, 2020, the balance was approximately R$1,432 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2020 the amount related to this claim is approximately R$612 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of June 30, 2020, the amount was R$1,066 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On June 30, 2020, the amounts related to these proceedings totaled approximately R$642 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of June 30, 2020, the amount related to this lawsuit is approximately R$402 million.

The labor claims with classification of loss risk as possible totaled R$134 million, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$2,055 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5)  Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$102,977, R$213 and R$639 (12/31/2019 - R$102,482, R$213 and R$578), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

11.   Stockholders’ equity

a)   Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
06/30/2020	12/31/2019

	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	112,276	137,995	250,271	90,069	115,785	205,854
Foreign Residents	3,706,419	3,541,841	7,248,260	3,728,626	3,564,051	7,292,677
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(18,871)	(18,871)	(37,742)	(16,702)	(16,702)	(33,404)
Total Outstanding	3,799,824	3,660,965	7,460,789	3,801,993	3,663,134	7,465,127

b)   Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

CMN Resolution nº 4,820, of May 29, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to pay interest on own capital and dividends above the mandatory minimum established in the bylaws, including in advance, until December 31 December 2020. The rule also prohibits the reduction of share capital, except in specific situations and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

The following distribution of dividends and interest on capital made on June 30, 2020 and December 31, 2019.

							06/30/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(2)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Total	890,000

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any monetary restatement.

(2) They were fully imputed to the minimum mandatory dividends to be distributed by the Bank for the fiscal year 2020.

							12/31/2019
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1) (6)	1,000,000	127.5853	140.3438	267.9291	108.4475	119.2922	227.7397
Interest on Capital (2) (6)	1,000,000	127.6399	140.4039	268.0438	108.4939	119.3433	227.8372
Interest on Capital (3) (6)	1,000,000	127.6610	140.4271	268.0881	108.5119	119.3631	227.8750
Interest on Capital (4) (6)	1,010,000	128.9673	141.8641	270.8314	109.6222	120.5844	230.2066
Interim Dividends (5) (6)	6,790,000	867.0180	953.7197	1,820.7377	-	-	-
Total	10,800,000

(1) Deliberated by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any monetary restatement.

(2) Deliberated by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any monetary restatement.

(3) Deliberated by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement.

(5) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement.

(6) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2019.

c)   Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d)   Treasury shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, which, on September 30, 2019, corresponded to approximately 1% of the Bank’s share capital. On September 30, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

		Bank/Consolidated
		Shares in Thousands
	06/30/2020	12/31/2019
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	16,702	13,317
Shares Acquisitions	5,052	6,465
Payment - Share-Based Compensation	(2,883)	(3,080)
Treasury Shares at Beginning of the Period	18,871	16,702
Subtotal - Treasury Shares in Thousands of Reais	$790,737	$679,364
Issuance Cost in Thousands of Reais	$1,771	$1,771
Balance of Treasury Shares in Thousands of Reais	$792,508	$681,135

Cost/Share Price	Units	Units
Minimum Cost	$7.55	$7.55
Weighted Average Cost	$33.23	$32.10
Maximum Cost	$49.55	$49.55
Share Price	$25.50	$42.60

12.   Detailing of income accounts

a)   Personnel expenses

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Salary	1,469,278	1,480,684	-	2,969,225
Social security costs	324,921	304,905	-	602,527
Benefits	349,384	367,250	-	726,588
Defined benefit pension plans	1,931	2,523	-	5,045
Contributions to defined contribution pension funds	22,138	22,411	-	76,506
Share-based payment costs	1,446	3,271	-	3,737
Training	9,003	15,661	-	27,657
Other personnel expenses	21,076	89,104	-	178,704
Total	2,199,177	2,285,809	-	4,589,989

b)   Other Administrative Expenses

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Property, fixtures and supplies	207,906	176,488	-	360,851
Technology and systems	569,521	479,054	-	1,121,660
Advertising	140,805	161,954	-	283,094
Communications	64,870	117,832	-	229,590
Subsistence allowance and travel expenses	16,592	40,124	-	73,122
Taxes other than income tax	10,349	24,677	-	47,715
Surveillance and cash courier services	147,264	159,730	-	324,281
Insurance premiums	3,528	7,961	-	16,483
Specialized and technical services	577,695	515,059	-	1,005,541
Other administrative expenses	162,772	176,124	-	168,734
Total	1,901,302	1,859,003	-	3,631,071

13.

14.   Income Tax

The total income tax for the three-months period can be reconciled to the accounting profit as follows:

	01/01 a 06/30/2020	01/01 a 06/30/2019
Operating Income before Tax	(6,147,331)	12,356,191
Tax (25% of Income Tax and 15% of Social Contribution)	2,766,299	(4,942,476)
PIS and COFINS (net of income tax and social contribution) (1)	(439,251)	(967,934)
Non - Taxable/Indeductible :
Equity instruments	22,238	24,185
Goodwill	(98,070)	(64,748)
Exchange variation - foreign operations (2)	8,045,908	(237,289)
Interest on capital	400,500	-
Net Indeductible Expenses of Non-Taxable Income	3,593	895,573
Adjustments:
IR/CS Constitution on temporary differences	506,223	25,178
CSLL Tax rate differential effect (3)	239,414	38,558
Others Adjustments	626,372	34,245
Income tax and Social contribution	12,073,226	(5,194,708)
Of which:
Current taxes (4)	(1,827,953)	(4,696,005)
Deferred taxes	13,901,179	(498,703)
Taxes paid in the period	(1,404,644)	(2,983,355)

(1) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(2) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(3) Effect of the rate differential for other non-financial corporations, with a social contribution rate are less than 20%.

(4) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

Exchange Hedge of Grand Cayman, branch in Luxembourg and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, a branch in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

The different tax treatment of these exchange differences results in volatility in "Operating income before taxation" and in the "Income tax" account. After following the effects of the operations carried out, as well as the total effect of the foreign exchange hedge for the semesters ended on June 30, 2020 and 2019.

	01/01 a 06/30/2020	01/01 a 06/30/2019
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	19,283,078	(554,543)
Gains (losses) on financial assets and liabilities
Result generated by derivative contracts used as hedge	(35,436,184)	967,148
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	705,715	(44,950)
Tax effect of derivative contracts used as hedge - IR / CS	15,447,391	(367,655)

15.   Employee Benefit Plan

a)   Supplementary Retirement Plan

	06/30/2020	12/31/2019	06/30/2020	12/31/2019
	Pension		Health
Nominal Discount Rate for Actuarial Obligation	7.46%	7.05%	7.78%	7.22%
Rate Calculation of Interest Under Assets to the Next Year	7.46%	7.05%	7.78%	7.22%
Estimated Long-term Inflation Rate	3.50%	3.50%	3.50%	3.50%

b)   Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants that were determined by the Board of Directors, whose choice will take into account seniority in the Group. The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

b.1) Local and Global Programs

Below, are the long-term compensation programs and their characteristics.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Dec/2017 to Dec/19	In March/2020 and March/2021
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Global	Long-Term Incentive Plan – DTA	Santander Brasil Bank Shares	2019 a 2022	In March/2023 and March/2030

(1) It aims at the growth and profitability of the Private business and the recognition of the Participant's contribution.

b.1.a) Fair Value and Performance Parameters for Current Plans

i. Private Ultra High

Each participant had a reference value defined in Reais, if the indicators are reached, the percentage of achievement would be applied over the reference value, with the payment of the first installment in March 2020 and the second in March 2021.

After the performance parameter monitoring period ended in December 2019, the plan was terminated without payment of the intended remuneration.

ii. ILP Tecnologia

It is a retention plan for key positions launched in July/2019, in which the participant must remain in employment until the payment date to be entitled to receive it.

Each executive had a reference value defined in Reais, which was converted into shares of Santander Brasil (SANB11) at a price of R$ 44.66, which will be delivered in July 2022, with a restriction of 1 year.

Payment is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

	Number of	Grant	Group of	Exercise	Exercise
	Shares	Year	Employees	Start Date	End Date
ILP Tecnologia	123,158	2019	Executives	jul/2019	jun/2022
Balance of Plans on March 31, 2020	123,158

* In 2020, there were no shares delivered or canceled in the plan.

iii. ILP Pi Investimentos

It is a retention plan for key positions launched in May / 2019, in which the participant must remain in employment until the payment date.

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

2020 Indicators	2021 Indicators
Active Customers - customers with average monthly balance	Active Customers - customers with average monthly balance
Portfolio (AuM) - volume distributed including account balance	Portfolio (AUM) - volume distributed including account balance
Revenue 2020	Revenue 2021
BAI (Profit before tax indicator)

iv. ILP Ben

It is a retention plan for key positions launched in May/2019, in which the participant must remain in employment until the payment date.

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Indicators
Number of PJ Clients	Number of PF Customers
Number of Accredited Establishments	Revenues
BAI

v. ILP DTA

This is an incentive plan to promote the digital transformation of Santander, launched in September / 2019, in which the participant must remain in employment until payment.

The eligible executives had a target defined in Reais and the payment will be calculated based on the measurement of performance indicators in two moments: first period for measurement the fulfilment of key objectives (2019) and the second period for determining the payment amount (2020, 2021 and 2022).

If the objectives of the plan are met, the payment will be made in March 2023.

ILP DTA will be measured based on the performance of the following global initiatives:

•         Global Trade Service Platform (GTS)

•         Global Merchant Services Platform (GMS)

•         OpenBank (OB)

•         SuperDigital (SD)

Additional Objectives

•         Digital Assets

•         Centers of Digital Excellence

b.1.b) Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

Plan	01/01 to 06/30/2020	01/01 to 06/30/2019
Long-Term Incentive Plan - Private Ultra High	-	(6,765)
ILP Technology	-	-
ILP PI Investments	-	-
ILP Ben'	-	-
ILP DTA	-	-

* ILP CRDIV Plan - Award 2014 and 2015 extinguished and presented a result in the amount of R$ 8,984 in the semester ended on June 30, 2019.

b.2) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

Program	Participant	Liquidity Type	01/01 to 06/30/2020	01/01 a 06/30/2019
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	-	-
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	-	-

16.   Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a) That operates in activities from which it may earn income and incur expenses (including income and expenses related to operations with other components of the same entity);

(b) Whose operating results are regularly reviewed by the entity's main responsible for operating decisions related to the allocation of resources to the segment and the assessment of its performance, and

(c) For which separate financial information is available.

Based on these guidelines, the Bank identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment which includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Bank segment) and the Global Wholesale Bank segment, which includes Investment Banking and Markets, including treasury and stock business departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branch and its subsidiary in Spain, with Brazilian customers and, therefore, does not present geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to 06/30/2020			01/01 to 06/30/2019
(Condensed) Income Statemen	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	20.906.869	1.222.493	22.129.362	20.635.230	1.140.377	21.775.607
Income from equity instruments	1.899	16.703	18.602	2.068	5.629	7.697
Income from companies accounted for by the equity method	35.023	14.396	49.419	60.462	-	60.462
Net fee and commission income	6.914.690	854.130	9.930.847	6.731.744	855.410	7.587.154
Gains (losses) on financial assets and liabilities and exchange differences (1)	(16.611.440)	1.298.593	(15.312.847)	210.280	585.185	795.465
Other operating income/(expenses)	(377.286)	(61.218)	(438.504)	(594.852)	(14.937)	(609.789)
TOTAL INCOME	10.869.755	3.345.097	14.214.852	27.044.932	2.571.664	29.616.596
Personnel expenses	(4.132.429)	(367.344)	(4.499.773)	(4.220.903)	(369.086)	(4.589.989)
Other administrative expenses	(3.531.130)	(258.020)	(3.789.150)	(3.377.832)	(253.239)	(3.631.071)
Depreciation and amortization	(1.203.606)	(43.307)	(1.246.913)	(1.111.354)	(45.552)	(1.156.906)
Provisions (net)	(975.232)	(8.363)	(983.595)	(1.265.385)	(6.606)	(1.271.991)
Net impairment losses on financial assets	(10.090.624)	13.434	(10.077.190)	(6.517.496)	40.633	(6.476.863)
Net impairment losses on other financial assets	15.734	(28.003)	(12.269)	17.592	(28.374)	(10.782)
Other financial gains/(losses)	246.707	-	246.707	(122.803)	-	(122.803)
OPERATING INCOME BEFORE TAX (1)	(8.800.825)	2.653.494	(6.147.331)	10.446.751	1.909.440	12.356.191
Hedge Cambial (1)	16.153.106	-	16.153.106	(412.605)	-	(412.605)
OPERATING INCOME BEFORE TAX (1)	7.352.281	2.653.494	10.005.775	10.034.146	1.909.440	11.943.586

(1) Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities ”fully offset in the Tax line.

			06/30/2020			12/31/2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	764.187.616	98.937.583	863.125.199	677.139.468	85.097.984	762.237.452
Loans and advances to customers	279.900.703	78.911.876	358.812.579	259.644.994	67.054.486	326.699.480
Customer deposits	308.010.917	119.509.369	427.520.286	253.313.187	83.201.410	336.514.597

17.   Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a)   Key-person management compensation

The Board of Directors' meeting, held on March 26, 2019  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400,000 for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 30, 2019.

i) Long-term benefits

The Bank, as well as Banco Santander Espanha, like other subsidiaries in the Santander Group world, has long-term compensation programs linked to the performance of the market price of its shares, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	01/01 a 06/30/2020	01/01 a 06/30/2019
Fixed Compensation	44,938	44,843
Variable Compensation - in cash	60,089	51,248
Variable Compensation - in shares	48,574	58,876
Others	22,682	19,408
Total Short-Term Benefits	176,283	174,377
Variable Compensation - in cash	77,983	67,569
Variable Compensation - in shares	56,145	76,875
Total Long-Term Benefits	134,128	144,444
Total	310,411	318,821

(1) In the first half of 2019, Banco Santander Management chose to provision and settle the determined benefit in advance, which was practiced by the liberalization of the bank.

(2) See the amount recognized as an expense not exercised on December 31, 2019 and the difference from previous years, by Banco Santander and its subsidiaries by their managers and cargoes that they occupy at Banco Santander and other companies of the Santander Conglomerate. The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

Additionally, in the semester ended June 30, 2020, charges were paid on management compensation in the amount of R$14,474 (2019 - R$ 33,912).

iii) Termination of the contract

The termination of the employment relationship with the administrators, in the event of breach of obligations or by the contractor's own will, does not give the right to any financial compensation.

b)   Credit operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c)   Shareholding

The following table shows the direct shareholding (common and preferred shares) on June 30, 2020 and December 31, 2019:

						Shares in Thousands
						06/30/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,725	0.1%	2,734	0.1%	5,459	0.1%
Directors (*)	5,020	0.1%	5,020	0.1%	10,040	0.1%
Others	352,859	9.2%	380,654	10.3%	733,513	9.8%
Total Outstanding	3,799,824	99.5%	3,660,965	99.5%	7,460,789	99.5%
Treasury Shares	18,871	0.5%	18,871	0.5%	37,742	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,583	9.3%	383,387	10.4%	738,970	9.9%

						Shares in Thousands
						12/31/2019
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,525	0.1%	9,050	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total Outstanding	3,801,993	99.6%	3,663,134	99.6%	7,465,127	99.6%
Treasury Shares	16,702	0.4%	16,702	0.4%	33,404	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)      Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

			06/30/2020			12/31/2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	4.987.861	4.064.931	790.823	5.293.240	4.387.013	869.694
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(2.421.025)	-	(152.724)	(763.547)	-	(113.931)
Banco Santander, S.A. - Espanha	(2.421.025)	-	-	(763.547)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(152.724)	-	-	(113.931)
Loans and amounts due from credit institutions	7.348.447	4.063.336	43.143	5.982.758	4.365.518	70.453
Banco Santander, S.A. - Espanha (3)(4)	7.348.447	-	-	5.982.758	-	-
Banco Santander Totta, S.A. (2)	-	-	9.037	-	-	7.921
Bank Zachodni (2)	-	-	132	-	-	94
Santander UK plc	-	-	13.829	-	-	16.701
Banco Santander, S.A. – México (2)	-	-	19.369	-	-	45.545
Banco RCI Brasil S.A.	-	4.063.336	-	-	4.365.518	-
Santander Auto S.A.	-	-	13	-	-	-
Integry Tecnologia e Serviços A.H.U Ltda.	-	-	39	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	532	-	-	-
Santander Global Technology, S.L., SOCI	-	-	192	-	-	192
Loans and other values with customers	-	-	872.512	-	20.367	884.696
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	748.737	-	-	814.320
Zurich Santander Brasil Seguros S.A.	-	-	54.437	-	-	58.778
Isban Mexico, S.A. de C.V.	-	-	122	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	239	-	-	169
Webmotors S.A.	-	-	28.116	-	20.367	-
Gestora de Inteligência de Crédito	-	-	30.244	-	-	-
Key Management Personnel (6)	-	-	10.594	-	-	11.284
Other Assets	60.439	1.595	27.892	74.029	1.128	28.476
Banco Santander, S.A. - Espanha	60.439	-	-	74.029	-	-
Banco RCI Brasil S.A.	-	1.595	-	-	1.128	-
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	27.892	-	-	28.476
Liabilities	(19.534.444)	(283.000)	(1.671.794)	(17.105.753)	(169.103)	(1.524.854)
Deposits from credit institutions	(5.529.782)	(283.000)	(20.992)	(42.060)	(167.017)	(20.571)

Banco Santander, S.A. - Espanha	(5.529.782)	-	-	(42.060)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(20.992)	-	-	(20.571)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	-
Banco RCI Brasil S.A.	-	(283.000)	-	-	(167.017)	-
Securities	-	-	(99.858)	-	-	(89.074)
Key Management Personnel	-	-	(99.858)	-	-	(89.074)
Customer deposits	-	-	(967.986)	-	(2.086)	(1.008.416)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-	-	(229.480)	-	-	(199.934)
Santander Brasil Gestão de Recursos Ltda	-	-	(137.816)	-	-	(332.916)
Webmotors S.A.	-	-	(702)	-	(2.082)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(477.978)	-	-	(404.427)
Santander Brasil Asset (2)	-	-	(18.063)	-	-	(16.762)
Gestora de Inteligência de Crédito	-	-	(47.607)	-	-	-
Key Management Personnel	-	-	(38.661)	-	-	(36.104)
Others	-	-	(17.679)	-	(4)	(18.273)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	-	(6.874.602)	-	(12.226)
Banco Santander, S.A. - Espanha	-	-	-	(1.067.623)	-	-
Grupo Empresarial Santander, S.L. (1)	-	-	-	(2.177.207)	-	-
Sterrebeeck B.V. (1)	-	-	-	(3.629.772)	-	-
Banco Madesant	-	-	-	-	-	(1.948)
Key Management Personnel	-	-	-	-	-	(10.278)
Other Liabilities	(182.420)	-	(591.264)	(13.130)	-	(399.541)
Banco Santander, S.A. - Espanha	(182.420)	-	-	(13.130)	-	-
Santander Brasil Asset (2)	-	-	(14.406)	-	-	(7.203)
Santander Securities Services Brasil DTVM S.A.	-	-	(8.249)	-	-	(5.066)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(20.440)	-	-	(21.219)
Key Management Personnel	-	-	(423.178)	-	-	(357.249)
Others	-	-	(124.991)	-	-	(8.804)
Debt Instruments Eligible for Capital	(13.822.242)	-	-	(10.175.961)	-	-
Banco Santander, S.A. - Espanha	(13.822.242)	-	-	(10.175.961)	-	-
Warranties and Limits	-	-	8.306	-	-	4.974
Key Management Personnel	-	-	8.306	-	-	4.974

(*) All loans and other amounts with related parties were made in the ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) On June 30, 2020, refers to the cash of R$2,162,624 (12/31/2019 - R$1,089,578).

(4) On June 30, 2020,  include foreign currency investments (overnight applications) due on April 1, 2020 in the amount of R$2,577,292 (12/31/2019 - R$4,111,489) and interest of 0.07% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(5) Significant influence of Banco Santander Espanha.

(6) The balance with key management personnel refers to operations contracted before the term of the mandates.

01/01 a 06/30/2020	01/01 a 03/31/2019

	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(1,351,026)	111,155	38,920	(778,441)	109,537	1,288,587
Interest and similar income - Loans and amounts due from credit institutions	12,019	103,524	598	63,581	99,206	1,385
Banco Santander, S.A. - Espanha	12,019	-	-	63,581	-	-
Banco RCI Brasil S.A.	-	103,524	-	-	99,206	-
Cibrasec	-	-	-	-	-	1,078
Key Management Personnel	-	-	598	-	-	307
Warranties and Limits	-	-	27	-	-	-
Key Management Personnel	-	-	27	-	-	-
Interest expense and similar charges	(924,857)	(3,316)	(41,384)	(352,659)	(765)	(68,502)
Santander Brasil Gestão de Recursos Ltda	-	-	(3,174)	-	-	(7,629)
Gestora de Inteligência de Crédito	-	-	(169)	-	-	(3,082)
Webmotors S.A.	-	-	(2)	-	(13)	-
Others	-	-	(22)	-	-	(3,478)
Key Management Personnel	-	-	(2,518)	-	-	(14)
Banco Santander, S.A. - Espanha	(924,857)	-	-	(352,659)	-	-
Banco RCI Brasil S.A.	-	(3,316)	-	-	(752)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(9,098)	-	-	(1,798)
SAM Brasil Participações	-	-	(1)	-	-	(21)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(24,325)	-	-	(37,181)
Santander Securities Services Brasil Participações S.A. (2)	-	-	-	-	-	(14,677)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(1,806)	-	-	-
Santander Asset Management, S.A. SGIIC.	-	-	(269)	-	-	(622)
Fee and commission income (expense)	(1,978)	10,947	1,119,860	(4,612)	11,096	1,467,322
Banco Santander, S.A. - Espanha	(1,978)	-	-	(4,612)	-	-
Banco RCI Brasil S.A.	-	10,947	-	-	10,992	-
Banco Santander International	-	-	23,721	-	-	17,476
Webmotors S.A.	-	-	112	-	104	-
Zurich Santander Brasil Seguros S.A.	-	-	150,942	-	-	155,527
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	932,000	-	-	1,288,436
Key Management Personnel	-	-	143	-	-	170
Others	-	-	12,942	-	-	5,713
Gains (losses) on financial assets and liabilities and exchange differences (net)	(338,916)	-	(522,427)	(484,751)	-	50,281
Banco Santander, S.A. - Espanha	(338,916)	-	-	(484,751)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(544,108)	-	-	27,021
Santander Securities Services Brasil DTVM S.A.	-	-	(2,583)	-	-	(927)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	20,320	-	-	22,870
Others	-	-	3,884	-	-	55
Key Management Personnel	-	-	60	-	-	1,262
Administrative expenses and amortization	(97,294)	-	(677,211)	-	-	(161,899)
Banco Santander, S.A. - Espanha	(97,294)	-	-	-	-	-
ISBAN Chile S.A.	-	-	(15)	-	-	(13)
Aquanima Brasil Ltda.	-	-	(17,631)	-	-	(15,121)

TECBAN - Tecnologia Bancaria Brasil	-	-	(186,316)	-	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(22,963)	-	-	-
Santander Global Technology, S.L., SOCI	-	-	(126,574)	-	-	-
Key Management Personnel	-	-	(310,411)	-	-	(143,706)
Others	-	-	(13,300)	-	-	(3,059)
Result on the sale of assets not classified as non-current assets held for sale	-	-	168,588	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	168,588	-	-	-
Other Administrative expenses - Donation	-	-	(9,130)	-	-	-
Fundação Santander	-	-	(830)	-	-	-
Fundação Sudameris	-	-	(8,300)	-	-	-

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries Banco Santander Spain.

18.   Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through income statement, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3, and these are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the semesters ended June 30, 2020 and December 31, 2019, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				06/30/2020
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	40,678	29,563,278	2,152,157	31,756,113
Debt instruments	40,678	1,281,841	2,152,157	3,474,675
Balances with The Brazilian Central Bank	-	28,281,115	-	28,281,115
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,602,961	29,252,553	1,064,702	79,920,216
Debt instruments	48,622,645	2,093,394	61,067	50,777,106
Equity instruments	980,316	169,486	1,131	1,150,933
Derivatives	-	26,989,672	1,002,504	27,992,177
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	70,404	62,599	222,883	355,886
Equity instruments	70,404	62,599	222,883	355,886
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,695,997	2,072,650	854,465	109,623,112
Debt instruments	106,686,341	2,048,557	843,299	109,578,197
Equity instruments	9,656	24,093	11,166	44,915
Hedging derivatives (assets)	-	1,591,978	-	1,591,978
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	54,921,033	757,309	55,678,342
Trading derivatives	-	34,385,048	757,309	35,142,357
Short positions	-	20,535,985	-	20,535,985
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	5,124,847	-	5,124,847
Other financial liabilities	-	5,124,847	-	5,124,847
Hedging derivatives (liabilities)	-	218,451	-	218,451

				12/31/2019
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	975,393	28,739,507	2,627,405	32,342,305
Debt instruments	975,393	132,277	2,627,405	3,735,075
Balances with The Brazilian Central Bank	-	28,607,230	-	28,607,230
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	35,057,803	21,247,552	715,548	57,020,903
Debt instruments	33,028,333	1,726,441	130,857	34,885,631
Equity instruments	2,029,470	-	-	2,029,470
Derivatives	-	19,521,111	584,691	20,105,802
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	143,077	627	27,749	171,453
Equity instruments	143,077	627	27,749	171,453
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,555,527	1,612,741	951,966	96,120,234
Debt instruments	93,531,617	1,612,741	818,569	95,962,927
Equity instruments	23,910	-	133,397	157,307
Hedging derivatives (assets)	-	339,932	-	339,932
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	45,499,913	564,757	46,064,670
Trading derivatives	-	21,664,260	564,757	22,229,017
Short positions	-	23,835,653	-	23,835,653
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,719,416	1,600,000	5,319,416
Other financial liabilities	-	3,719,416	1,600,000	5,319,416
Hedging derivatives (liabilities)	-	200,961	-	200,961

Movements in fair value of Level 3

The following tables demonstrate the movements during the period ended June 30, 2020, and 2019, for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)		Transfers to Level 3		Additions / Low	Fair value 06/30/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	(11,280)	-	(585,965)	-	121,997	2,152,157
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	383,583		(54,666)	-	20,237	1,064,702
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	-		195,134		-	222,883
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(116,909)		(195,134)		214,541	854,465
Financial Liabilities Measured At Fair Value Through Profit Or Loss	564,757	357,220		(232,271)		67,603	757,309
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	1,600,000	-		-		(1,600,000)	-

	Fair Value 12/31/2018	Gains/ losses (Realized/Not Realized)		Transfers to Level 3		Additions / Low	Fair value 06/30/2019
Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	2,370		1,904,027		-	2,417,284
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	73,767		(878,421)		90,736	656,352
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(6,177)		-		-	148,770
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	88,835		25,435		9,792	834,018
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,946,056	-		-		(1,426,614)	519,442
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	641,458	86,854		(492,534)		168,178	403,956

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values onJune 30, 2020, and 2019:

					06/30/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash	24,853,812	24,853,812	24,853,812	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	112,437,935	112,499,499	-	40,883,709	71,615,790
Loans and advances to customers	359,385,764	363,132,344	-	-	363,132,344
Debt instruments	47,399,774	48,672,739	7,308,552	10,656,158	30,708,029
Total	544,077,285	549,158,394	32,162,364	51,539,867	465,456,163

					12/31/2019
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash	15,249,515	15,249,515	-	15,249,515	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	109,233,128	109,233,128	-	109,233,128	-
Loans and advances to customers	326,699,480	327,278,243	-	-	327,278,243
Debt instruments	38,748,296	39,678,192	5,378,791	7,858,612	26,440,789
Total	489,930,419	491,439,078	5,378,791	132,341,255	353,719,032

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on June 30, 2020, and 2019:

					06/30/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	110,745,752	110,757,838	-	-	110,757,838
Customer deposits	427,515,665	427,589,326	-	-	427,589,326
Marketable debt securities	68,572,776	68,978,160	-	-	68,978,160
Subordinated Debt	13,822,242	13,822,242	-	-	13,822,242
Other financial liabilities	13,822,242	13,822,242	-	-	13,822,242
Other financial liabilities	42,295,141	42,295,141	-	-	42,295,141

					12/31/2019
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	98,586,389	98,605,373	-	98,605,373	-
Customer deposits	336,514,597	336,593,455	-	336,593,455	-
Marketable debt securities	73,702,474	73,889,348	-	10,205,065	63,684,284
Subordinated Debt	10,175,961	10,175,961	-	10,175,961	-
Other financial liabilities	60,885,370	60,885,370	-	-	60,885,370
Total	579,864,790	580,149,506	-	455,579,853	124,569,654

The methods and assumptions used to estimate the fair value are made in accordance with internal policy and cover the most important factors of pricing are defined below:

Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

Deposits from Bacen and credit institutions and Client deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

Debt and Subordinated Securities – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

Debt Instruments Eligible to Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities  –  according to the explanatory note, substantially include amounts to be transferred as a result of credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The valuation techniques used to estimate each level are defined in note 1.c.ii.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for purposes of disclosure and concluded that they best fit as level 3 in view of observable market data.

19.   Other disclosures

a) Trading and hedging derivatives

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I)              Summary of Derivative Financial Instruments

For better presentation, as of the Financial Statements of 30 June 2020, swap operations will be presented showing the balances of the differentials receivable and payable separately, without compensation. The reference values are now presented without the addition of the updated equity position of the referred contracts. The disclosure of the previous period was modified for comparison purposes.

Below, the composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by their market value:

	06/30/2020		12/31/2019
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	16,496,865	19,956,775	14,634,863	16,458,397
Option Premiums to Exercise	4,332,915	4,000,001	1,065,753	1,699,729
Forward Contracts and Other	8,754,375	11,404,032	4,745,101	4,271,852
Total	29,584,155	35,360,808	20,445,717	22,429,978

II) Derivative Financial Instruments Recorded in Offsetting and Equity Accounts

			06/30/2020			12/31/2019

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap		(3,697,692)	(3,459,910)		(1,941,477)	(1,823,534)
Asset	287,596,536	13,222,891	16,496,865	279,253,821	2,910,364	14,634,863
CDI (Interbank Deposit Rates)	41,653,756	5,266,907	4,602,182	40,341,402	209,224	6,542,873
Fixed Interest Rate - Real	67,511,912	4,364,213	9,207,345	45,240,041	1,900,884	6,792,917
Indexed to Price and Interest Rates	3,961,645	-	-	2,169,578	218,540	-
Indexed to Foreign Currency	174,417,924	1,217,284	1,831,925	191,502,800	581,716	1,299,073
Other	51,299	2,374,487	855,413	-	-	-
Liabilities	286,358,124	(16,920,583)	(19,956,775)	274,951,765	(4,851,841)	(16,458,397)
CDI (Interbank Deposit Rates)	30,507,028	(13,753,555)	(14,500,084)	24,273,545	(3,025,371)	-
Indexed Interest Rate Fixed - Real	41,480,491	(2,927,068)	(4,076,832)	65,315,856	(990,820)	(14,597,999)
Indexed to Price and Interest Rates	71,241,806	-	730,741	125,014,868	(11,658)	(1,681,392)
Indexed to Foreign Currency	142,010,194	(3,620)	(2,105,497)	59,163,439	(816,100)	-
Other	1,118,605	(236,340)	(5,103)	1,184,057	(7,892)	(179,006)
Options	1,289,215,390	(256,110)	332,914	1,446,536,131	(713,535)	(633,976)
Purchased Position	614,545,145	1,339,024	4,332,915	678,089,904	641,222	1,065,753
Call Option - Foreign Currency	1,823,658	22,864	16,591	171,871	1,318	(280)
Put Option - Foreign Currency	1,105,448	42,451	(136,858)	1,456,975	473	184,005
Call Option - Other	58,236,830	261,779	931,511	98,154,363	295,668	136,084
Interbank Market	55,146,515	261,779	-	98,154,363	295,668	136,174
Other (2)	3,090,315	-	-	-	-	(90)
Put Option - Other	553,379,209	1,011,930	3,521,671	578,306,695	343,763	745,944
Interbank Market	1,671,056	490	43,915	578,306,695	343,763	746,006
Other (2)	551,708,153	1,011,440	3,477,756	-	-	(62)
Sold Position	674,670,245	(1,595,134)	(4,000,001)	768,446,227	(1,354,757)	(1,699,729)
Call Option - US Dollar	1,479,491	(43,089)	(36,951)	254,944	(3,102)	(1,471)
Put Option - US Dollar	1,692,538	(79,726)	(137,865)	263,994	(1,528)	(2,844)
Call Option - Other	74,968,178	(222,951)	(101,728)	174,166,801	(562,827)	(428,390)
Interbank Market	1,731,059	(56,473)	(10,275)	174,166,801	(562,827)	(428,617)
Other (2)	73,237,119	(166,478)	(91,453)	-	-	227
Put Option - Other	596,530,038	(1,249,368)	(3,723,457)	593,760,488	(787,300)	(1,267,024)
Interbank Market	579,037,069	(1,249,368)	(3,568,949)	593,760,488	(787,300)	(1,159,037)
Other (2)	17,492,969	-	(154,508)	-	-	(107,987)
Futures Contracts	260,108,657	-	-	432,564,397	-	-
Purchased Position	118,209,428	-	-	71,603,247	-	-
Exchange Coupon (DDI)	15,478,695	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	101,582,204	-	-	54,701,627	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	1,098,993	-	-	-	-	-
Treasury Bonds/Notes	49,536	-	-	14,758	-	-
Sold Position	141,899,229	-	-	360,961,150	-	-
Exchange Coupon (DDI)	44,462,389	-	-	146,032,485	-	-
Interest Rates (DI1 and DIA)	74,238,051	-	-	196,170,105	-	-
Foreign Currency	20,474,263	-	-	17,305,604	-	-
Indexes (3)	411,886	-	-	290,254	-	-
Treasury Bonds/Notes	2,312,640	-	-	1,162,702	-	-
Forward Contracts and Other	220,266,238	1,794,359	(2,649,657)	169,401,316	(900,818)	473,249
Purchased Position	108,460,784	3,605,118	8,754,375	79,970,842	(269,708)	4,745,101
Currencies	101,935,143	3,605,118	8,678,974	79,969,759	(269,708)	4,672,316
Other	6,525,641	-	75,401	1,083	-	72,785
Sold Position	111,805,454	(1,810,759)	(11,404,032)	89,430,474	(631,110)	(4,271,852)
Currencies	108,784,326	(1,810,759)	(11,403,985)	89,426,698	(631,085)	(4,271,852)
Other	3,021,128	-	(47)	3,776	(25)	-

(1) Nominal value of updated contracts.

(2) Includes options for indices, being mainly options involving US Treasury, shares and stock indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				06/30/2020	12/31/2019			06/30/2020		06/30/2020
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	31,993,296	110,040,504	145,562,736	287,596,536	279,253,821	42,844,668	125,456,398	119,295,470	123,508,733	164,087,803
Options	21,892,330	273,800	1,267,049,260	1,289,215,390	1,446,536,131	378,165,867	843,704,371	67,345,152	1,237,456,121	51,759,269
Futures Contracts	2,262,267	-	257,846,390	260,108,657	432,564,397	111,533,299	69,689,069	78,886,289	260,108,657	-
Forward Contracts and Other	64,821,288	57,261,187	98,183,763	220,266,238	169,401,316	133,979,503	57,569,357	28,717,378	57,431,668	162,834,570

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The effectiveness calculated for the hedge portfolio is in accordance with that established in Circular Bacen No. 3,082 / 2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedge strategies consist of structures to protect against changes in market risk, in receipts and interest payments related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by the risk factor (eg, Real / Dollar exchange rate risk, interest rate fixed in Reais, Dollar exchange rate risk, inflation, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon swaps versus% CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI / DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object item.

• The Bank has an active loan portfolio originating in US dollars at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way to manage this mismatch, the Bank designates Euro Floating Foreign Currency versus Fixed Dollar swaps as the corresponding credit protection instrument.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore branch. In the transaction, the value of the asset in Euro will be converted to Dollar at the rate of the transaction's foreign exchange contract. Upon conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or fixed rate. The assets will be hedged with Swap Cross Currency in order to transfer the risk in Euro to LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the financial assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the stock exchange and designates them as a hedge accounting instrument.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of bonds available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Stock Exchange and designates them as a hedge accounting instrument.

• Santander Leasing has a pre-fixed interest rate risk generated by government bonds (NTN-F) in the securities portfolio available for sale. To manage this mismatch, the entity contracts interest swaps and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedges, the results, both on hedge instruments and on objects (attributable to the type of risk being protected) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed-rate asset swaps and foreign currency liabilities and designates them as a hedge instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI (Synthetic Dollar Futures) futures and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of bonds and securities available for sale.

• The Bank has a post-fixed interest rate risk arising from the treasury bills classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a hedging instrument in a Cash Flow Hedge structure.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with operations of financial bills (LF), bills of exchange (LC) and Interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predicting future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of June 30, 2020 and December 31, 2019, no result was recorded for the ineffective portion.

		06/30/2020		12/31/2019
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Treasury bonds (LTN, NTN-F)	(1,476,956)	-	(2,853,807)	-
Treasury bonds LEA	(50,997)	-	(61,761)	-
Resolution 2770	(158)	-	(94)	-
Trade Finance Off	(909)	-	(4,015)	-
Total	(1,529,020)	-	(2,919,677)	-

Cash Flow Hedge
Eurobonds	11,476	-	(6,074)	-
Trade Finance Off	223,008	-	139,852	-
Treasury bonds (LFT)	931,122	-	503,665	-
Total	1,165,606	-	637,443	-

						06/30/2020						12/31/2019
Strategies	Adjustment to Value Market		Market Value		Notional		Adjustment to Value Market		Market Value		Notional
Fair Value Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	(821,612)	(251,684)	6,182,580	5,981,341	8,309,486	5,668	602,633	1,283,074	3,208,463	4,227,057	1,703,734	1,398,524
Hegde of Credit Operations	(1,177,432)	(246,101)	168,025	212,574	1,554,496	-	56,887	585,670	2,021,557	1,398,121	1,162,872	859,426
Hedge of Securities	355,820	(5,583)	6,014,555	5,768,767	6,754,990	5,668	545,747	697,404	1,186,907	2,828,936	540,862	539,098
Futures Contracts	474,589	-	75,504,986	75,682,850	75,298,558	-	3,000,490	-	48,427,614	36,569,735	45,854,445	-
Hegde of Securities	474,589	-	75,504,986	75,682,850	75,298,558	-	3,000,490	-	48,427,614	36,569,735	45,854,445	-

Cash Flow Hedge
Swap Agreements	-	-	1,882,123	1,504,805	1,704,156	-	-	526,485	2,179,199	2,375,753	885,653	1,498,154
Hegde of Credit Operations	-	-	-	-	-	-	-	316,377	977,622	1,058,007	687,239	390,518
Hedge of Securities	-	-	1,882,123	1,504,805	1,704,156	-	-	210,109	1,201,578	1,317,745	198,415	1,107,636
Futures Contracts	-	-	48,156,172	51,067,813	46,536,529	-	-	-	17,726,566	18,680,868	17,721,366	-
Hegde of Credit Operations (2) (3)	-	-	24,478,506	26,143,520	22,859,369	-	-	-	14,506,878	15,195,149	14,501,800	-
Hegde of Securities	-	-	23,677,667	24,924,293	23,677,160	-	-	-	3,219,688	3,485,719	3,219,566	-

				06/30/2020	12/31/2019
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Agreements	5,719,352	150,614	363,058	6,233,025	2,943,983
Hegde of Credit Operations	-	95,617	363,058	458,675	812,451
Hedge of Securities	5,719,352	54,998	-	5,774,350	2,131,532
Futures Contracts	33,729,182	7,235,043	34,718,624	75,682,850	36,569,735
Hegde of Securities	33,729,182	7,235,043	34,718,624	75,682,850	36,569,735

Cash Flow Hedge
Swap Agreements	1,504,805	-	-	1,504,805	2,375,753
Hegde of Credit Operations	-	-	-	-	1,058,007
Hedge of Securities	1,504,805	-	-	1,504,805	1,317,745
Futures Contracts	-	-	51,067,813	51,067,813	18,680,868
Hegde of Credit Operations (2)	-	-	26,143,520	26,143,520	15,195,149
Hegde of Securities	-	-	24,924,293	24,924,293	3,485,719

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Credit amounts refer to lending operations and lending operations to passive operations.

(2) The updated value of the instruments on June 30, 2020 is R$8,764,922  (12/31/2019 – R$ 8,425,386).

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$18,423 (12/31/2019 – R$ 11,063) and is recorded in shareholders' equity, net of tax effects, of which R$ 6,343 will be realized against revenue in the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Notional
		06/30/2020		12/31/2019
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,309,320	-	2,435,880	633,600
Total	3,309,320	-	2,435,880	633,600

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$ 0 (12/31/2019 - R$ 0).

The effect on the PLE of the risk received was R$12,258 (12/31/2019 - R$3,286).

During the period, there was no credit event related to taxable events provided for in the contracts.

		06/30/2020		12/31/2019
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,309,320	3,141,738	2,435,880	2,435,880
Per Risk Classification: Below Investment Grade	3,309,320	3,141,738	2,435,880	2,435,880
Per Reference Entity: Brazilian Government	3,309,320	3,141,738	2,435,880	2,435,880

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 with own and third party derivative financial instruments is composed of federal public securities.

	06/30/2020	12/31/2019
Financial Treasury Bill - LFT	6,622,399	5,950,560
National Treasury Bill - LTN	4,697,049	1,086,555
National Treasury Notes - NTN	4,356,198	841,790
Total	15,675,646	7,878,905

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of June 20, 2020.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(16,208)	(178,633)	(357,266)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,050)	(10,704)	(21,407)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(606)	(4,632)	(9,264)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(73)	(4,335)	(8,670)
Foreign Currency	Exposures subject to Foreign Exchange	(1,658)	(41,451)	(82,902)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(566)	(763)	(1,527)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(38,453)	(259,352)	(518,704)
Shares and Indexes	Exposures subject to Change in Shares Price	(566)	(14,152)	(28,304)
Commodities	Exposures subject to Change in Commodity Price	(9)	(233)	(466)
Total (1)		(59,190)	(514,255)	(1,028,509)

(1) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(239,508)	(2,813,793)	(5,575,700)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(116,286)	(1,203,348)	(2,038,210)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(330,793)	(2,336,178)	(4,502,324)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(36,059)	(285,678)	(535,437)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(36,288)	(315,554)	(418,034)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(51,306)	(756,809)	(1,427,733)
Foreign Currency	Exposures subject to Foreign Exchange	(714)	(17,857)	(35,715)
Total (1)		(810,955)	(7,729,217)	(14,533,153)

(1)    Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

c) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	06/30/2020	12/31/2019
Funds under management	2,601,714	2,034,999
Managed funds	197,317,916	230,199,261
Total	199,919,630	232,234,260

d) Third-party securities held in custody

As of June 30, 2020 and December 31, 2019, the Bank held third party debt securities and securities in custody totaling R$42,800,112 and R$27,283,548, respectively.

e) Pandemic Effects - CODIV-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of Covid-19 and (c) increased communication about preventive measures and remote means of care.

The Federal Government through the National Monetary Council and the Central Bank of Brazil has adopted measures to mitigate the impacts caused by COVID-19, specifically on credit operations, fundraising, reduction of reserve requirements and aspects related to capital, such as ( a) measures to facilitate the renegotiation of credit operations without an increase in provisions, (b) a reduction in capital requirements, in order to expand the credit system's ability to grant credit and (c) a reduction in reserve requirements. , to improve liquidity conditions.

As of the date of this disclosure, the Bank has identified (a) increase in loan and financing operations, especially for companies; (b) increase in requests for renegotiation and extension of terms for credit operations; (c) impacts on the allowance for loan losses and (d) increase in funds raised.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

20.   Subsequent Events

Determination of Interest on Equity

The Board of Directors, in a meeting held on July 28, 2020, approved the Executive Board's proposal, ad referendum of the Ordinary General Meeting to be held in 2021, for the distribution of Interest on Equity, in the gross amount of R$ 770 million , which, after deducting the amount related to income tax withheld at source, in accordance with current legislation, imports a net amount of R$ 655 million, with the exception of immune and / or exempt shareholders. Shareholders who are registered in the Company's records at the end of August 6, 2020 (inclusive) will be entitled to Interest on Equity. Accordingly, as of August 7, 2020 (inclusive), the Company's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of September 25, 2020 and fully charged to the mandatory dividends to be distributed by the Company for the year 2020, without any monetary restatement. The decision was approved by the Fiscal Council, according to a meeting held on the same date, and is in compliance with the provisions of CMN Resolution No. 4,820 / 2020.

APPENDIX I - STATEMENTS OF VALUE ADDED

	01/01 to 06/30/2020	01/01 to 06/30/2019
Interest and similar income	33,262,623	36,692,182
Fee and commission income (net)	7,768,820	7,587,154
Impairment losses on financial assets (net)	(10,077,190)	(6,476,863)
Other income and expense	(2,568,458)	(1,700,124)

Interest expense and similar charges	(11,133,261)		(14,916,575)
Third-party input	(3,715,055)		(3,542,991)
Materials, energy and other	(342,471)		(309,642)
Third-party services	(2,988,874)		(2,963,567)
Impairment of assets	(12,269)		(10,782)
Other	(371,441)		(259,000)
Gross added value	13,537,479		17,642,783
Retention
Depreciation and amortization	(1,246,913)		(1,156,906)
Added value produced	12,290,566		16,485,877
Investments in affiliates and subsidiaries	49,419		60,462
Added value to distribute	12,339,985		16,546,339
Added value distribution
Employee	4,255,723	34.5%	4,182,066	25.3%
Compensation	2,959,499		2,971,660
Benefits	778,350		809,441
Government severance indemnity funds for employees - FGTS	95,754		245,490
Other	422,120		155,475
Taxes	2,107,904	17.1%	5,151,643	31.1%
Federal	1,700,534		4,520,823
State	235		26
Municipal	407,135		630,794
Compensation of third-party capital - rental	50,463	0.4%	51,147	0.3%
Remuneration of interest on capital	5,925,895	48.0%	7,161,483	43.3%
Dividends and interest on capital	890,000		2,000,000
Profit Reinvestment	5,019,873		5,045,626
Profit (loss) attributable to non-controlling interests	16,022		115,857
Total	12,339,985	100.0%	16,546,339	100.0%

Management report

Dear Fellow Shareholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the semester ended June 30, 2020, prepared in accordance with the rules of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee - IFRIC).

1. Macroeconomic Environment

The Santander Bank Santander ponders that in the first quarter of 2020 the global scenario was marked by initial developments of the COVID-19 pandemic, which have intensely hit most economies and whose final effects are yet to be calculated, since the disease has not been controlled so far. The Bank judges that in the absence of this pandemic, both international and domestic environment were favorable to the materialization of a more auspicious performance of the world economy than we are likely to see in 2020. After all, important issues such as the trade war between China and the USA, the definition of the Brexit and even geopolitical items such as the dispute between Iran and the USA had already been settled. That is, Santander believes there was a favorable environment for both advanced economies and the Brazilian economy to deliver a more robust economic growth than in 2019. However, the Bank understands that the fallout of the COVID-19 has not only affected world supply chains, but it has also meant heavy limitations to persons’ capacity to move freely, which turned out to be an important shock to world demand. Given these highly uncertain circumstances, there was a generalized worsening on global financial conditions, which translated into impressive drops in financial asset prices as compared to levels seen in the previous quarter.

In Brazil, on top of misfortunes generated by the COVID-19, the Santander Bank thinks there was a deceleration in the rhythm of approval of important structural reforms, because discussions on new measures to control public expenditures or to revamp the tax system have barely shown any progress since the promulgation of the pension reform. Additionally, the Bank ponders that activity indicators continued to hint at a gradual recovery as the incentive to the domestic demand provided by the permission granted to private workers to withdraw part of their resources from the FGTS (a mandatory private workers’ fund) was limited to the third and fourth quarters of last year.

In Santander’s view, circumstances on the international and domestic milieus have been extremely unfavorable to financial asset prices in the first quarter of 2020, including the exchange rate, which ended the period far above the level seen in the fourth quarter of 2019–USD/BRL5.21 from USD/BRL4.03 in December 2019. Moreover, the Bank witnessed equity market registering an impressive drop, as the Bovespa index receded to 73,019.8 points from 115,645.3 points in the same comparison (a 37% loss in a quarter).

Furthermore, the Santander understands that the elevation seen in the Brazilian sovereign credit risk hinted at the return of suspicions about the likelihood of new structural reforms that can ensure the sustainability of public debt. Especially after the inception of several measures destined to fight the impact of the pandemic that will bloat primary fiscal deficit to quite high echelons in 2020. The Bank understands that such extraordinary measures are justifiable in the current situation, but it see risks that they turn into mandatory expenditures in the coming years. Incidentally, given this risk, the Standard & Poor’s credit rating agency reversed the change it had promoted in the outlook of the Brazilian creditworthiness from positive to stable, as it does not contemplate any chance of an improvement in the short term. Consequently, the Bank saw the 5-year Brazilian credit default swap climbing to 284.2 basis points from 99.5 basis points in the fourth quarter of 2019.

As previously written, the bank understands this worsening in the Brazilian perceived credit risk is partially related to the perspective of extraordinary measures carried out by the Brazilian government to fight the impacts of the COVID-19 in the Brazilian economy to turn into perennial public outlays as well as to procrastination of structural reforms. However, part of it is also related to worse global financial conditions than previously seen. As these global financial conditions show an improvement, the Santander evaluates there will be room for some strengthening of the exchange rate. Nonetheless, the Santander understands that a more intense reversal of the weakening registered by the Brazilian currency in the first quarter of 2020 will depend on progress regarding reforms.

At last, the Bank also considers that the extension of the monetary easing cycle carried out by the Brazilian Central Bank in tandem with its implementation of measures to pump liquidity in the financial institutions and to ensure that it will reach out the corporate sector and households were key initiatives to fight impacts of the COVID-19. Even more as these measures were implemented in an environment without any clear inflationary pressure. Incidentally, the Santander thinks the pandemics will have a net deflationary impact, which justifies a more accommodative stance from the Brazilian monetary authority.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	1H20	1H19	annual changes%	2Q20	1Q20	quarter changes %
Interest Net Income	22,129.4	21,775.6	1.6	10,692.6	11,436.8	(6.5)
Income from equity instruments	18.6	7.7	141.7	16.2	2.4	575.1
Income from companies accounted for by the equity method	49.4	60.5	(18.3)	19.3	30.1	(35.8)
Fees and Comission (net)	7,768.8	7,587.2	2.4	3,523.8	4,245.0	(17.0)
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(15,312.8)	795.5	(2,025.0)	(2,222.6)	(13,090.2)	(83.0)
Other operating expense (net)	(438.5)	(609.8)	(28.1)	(184.8)	(253.7)	(27.2)
Total Income	14,214.9	29,616.6	(52.0)	11,844.5	2,370.4	399.7
Administrative expenses	(8,288.9)	(8,221.1)	0.8	(4,100.5)	(4,188.4)	(2.1)
Depreciation and amortization	(1,246.9)	(1,156.9)	7.8	(628.1)	(618.8)	1.5
Provisions (net)	(983.6)	(1,272.0)	(22.7)	(353.8)	(629.8)	(43.8)
Impairment losses on financial assets and other assets (net)	(10,089.5)	(6,487.6)	55.5	(6,613.0)	(3,476.5)	90.2
Gains (losses) on disposal of assets not classified as non-current assets held for sale	218.9	8.8	2,380.1	14.5	204.4	(92.9)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	27.8	(131.6)	(121.1)	14.8	13.0	13.8
Operating Profit Before Tax (1)	(6,147.3)	12,356.2	(149.8)	178.4	(6,325.7)	(102.8)
Income taxes	12,073.2	(5,194.7)	(332.4)	1,881.2	10,192.0	(81.5)
Consolidated Net Income	5,925.9	7,161.5	(17.3)	2,059.6	3,866.3	(46.7)

OPERATING RESULT BEFORE ADJUSTED TAXATION	1H20	1H19	annual variation%	2Q20	1Q20	quarter changes %
(R$ Million)
Result before Taxation on Profit and Participation	(6,147,3)	12,356,2	(149,8)	178,4	(6,325,7)	(102,8)
Foreign Exchange Hedge	16,153,0	(413,0)	(4,011,1)	16,153,0	12,826,0	25,9
Operating Income Before Adjusted Taxation	10,005,7	11,943,2	(16,2)	16,331,4	6,500,3	151,2

INCOME TAX	1H20	1H19	annual variation%	2Q20	1Q20	quarter changes %
(R$ Million)
Income tax and social contribution	12,073,2	(5,194,7)	(332,4)	1,881,2	10,192,0	(81,5)
Foreign Exchange Hedge	(16,153,0)	413,0	(4,011,1)	(16,153,0)	(12,826,0)	25,9
Adjusted Income Tax and Social Contribution	(4,079,8)	(4,781,7)	(14,7)	(14,271,8)	(2,634,0)	441,8

The Bank's rapid adaptation to different scenarios, supported by a solid balance sheet position and a well-defined business model, made it possible to capture important opportunities in the period, always prioritizing customer needs. Accordingly, we offer a plan to extend installments of various types of financing granted to customers in order to provide greater financial capacity. In this quarter, an extraordinary provision of R$3.2 billion was made, supported by assumptions based on stress scenarios. In addition, the Bank continued to evolve our risk models, which helped to maintain the quality of the credit portfolio at controlled levels. As a result of our actions in the period, we observed an increase in margins while reaching the best historical level of the efficiency index.

Managerial net income reached R$5,989 million, down 15.9% in twelve months and 44.6% in the quarter. Excluding the effect of the extraordinary provision expense, net income totaled R$7,749 million, an increase of 8.8% in twelve months and 1.1% in three months.

The return on average shareholders' equity (adjusted for goodwill, reached 17.1% in the first half, down 4.2 pp and 12.0% in three months. Excluding the extraordinary provision expense, ROAE was 22.1% in the first half, an increase of 0.8 pp in twelve months, and 0.4 pp less in three months.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	1H20	1H19
Exchange Variation - Profit From Financial Operations	19,283.08	(554.5)
Derivative Financial Instruments - Profit From Financial Operations	(35,436.18)	967.1
Income Tax and Social Contribution	15,447.39	(367.7)
PIS/Cofins - Tax Expenses	705.72	(45.0)

2.2) Assets and Liabilities

Consolidated Balance Sheet (R$ Million)	30-Jun-20	31/Dec/19	annual changes %
Cash and Balances with the Brazilian Central Bank	24,858.4	20,127.4	23.5
Financial Assets Measured At Fair Value Through Profit Or Loss	31,756.1	32,342.3	(1.8)
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	79,920.2	57,020.9	40.2
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	355.9	171.5	107.6
Financial Assets Measured At Fair Value Through Other Comprehensive Income	109,623.1	96,120.2	14.0
Financial Assets Measured At Amortized Cost	519,421.0	474,680.9	9.4
Hedging Derivatives	1,592.0	339.9	368.3
Non-Current Assets Held For Sale	1,282.4	1,325.3	(3.2)
Investments in Associates and Joint Ventures	1,081.5	1,070.8	1.0
Tax Assets	46,668.7	33,599.2	38.9
Other Assets	6,345.7	5,061.3	25.4
Tangible Asset	9,625.6	9,782.0	(1.6)
Intangible Asset	30,594.5	30,595.8	(0.0)
TOTAL ASSETS	863,125.2	762,237.5	13.2
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	55,678.3	46,064.7	20.9
Financial Liabilities Measured At Fair Value Through Profit Or Loss	5,124.8	5,319.4	(3.7)
Financial Liabilities at Amortized Cost	663,451.3	575,230.4	15.3
Hedge Derivatives	218.5	201.0	8.7
Provisions	15,045.9	16,331.8	(7.9)
Tax Liabilities	10,319.8	10,960.1	(5.8)
Other Liabilities	12,099.0	10,920.9	10.8
TOTAL LIABILITIES	761,937.6	665,028.3	14.6
Shareholders' Equity Attributable to the Controller	100,879.1	96,650.6	4.4
Non-controlling interests	308.5	558.6	(44.8)
Total Equity	101,187.6	97,209.2	4.1
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	863,125.2	762,237.5	13.2

2.3) Stockholders’ Equity

On June 30, 2020, Banco Santander consolidated Stockholders’ Equity increased by 4,4% compared to December 31, 2019.

The change in Shareholders' Equity between June 30, 2020 and December 31, 2019, was mainly due to the positive equity valuation adjustment in employee benefit plans in the amount of R$ 678,248 and Cash flow hedge gains and losses and investment in the amount of R$ 289,900 and net income for the period in the amount of R$ 5,925,895.

For additional information, see note 11 to financial statements.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolution No. 4,193 / 2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 11.5%, including 8.0% of Reference Equity Minimum, plus 2.5% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 9.5% and Minimum Principal Capital 8.0%.

In view of the pandemic scenario, the Central Bank of Brazil has been monitoring the Brazilian market and has established a set of regulations to minimize the impacts of the pandemic. In the case of capital, it established the reduction of the Main Capital Conservation Additional from 2.5% to 1.25%, aiming at expanding the capacity to grant new credit operations.

The Basel ratio is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Basel Index%	Jun/20	Jun/19
Basel I Ratio	13.20	15.1
Basel Principal Capital	11.90	14.0
Basel Regulatory Capital	14.40	16.2

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen, for the semester ended June 30, 2020 , of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholde rs' Equity	Net Income	Loan Portfolio (1)	Ownership/ Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	47,224.5	1,376.2	400.7	44,502.0	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	28,248.1	2,778.5	166.9	0.0	100.00%
Banco Bandepe S.A.	28,844.8	5,209.6	35.1	0.0	100.00%
Banco Olé Consignado	15,726.8	2,778.5	257.3	15,662.7	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,151.7	5,847.1	98.3	2,066.9	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	5,313.5	3,332.8	311.8	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	5,522.5	4,806.3	141.0	0.0	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,611.8	1,589.2	33.6	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,052.9	697.1	51.8	0.0	100.00%

(1) Includes balances referring to leasing portfolio and other credits.

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM , in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the period ended June 30, 2020 and the year ended December 31, 2019, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On July 28, 2020, approve the Banco Santander Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), both referring to the semester ended June 30, 2020.

On July 3, 2020, approve the election of Mr. João Marcos Pequeno De Biase as an Officer without a specific designation of the Bank.

On June 29, 2020, approve (i) the dismissal of Mr. René Luiz Grande from the position of member of the Bank's Risk and Compliance Committee; and (ii) the election of Mr. René Luiz Grande to the position of member of the Bank's Audit Committee.

On June 12, 2020, approve the election of Ms. Virginie Genès-Petronilho as a member of the Bank's Risk and Compliance Committee.

On May 27, 2020, approve the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

On May 21, 2020, to approve the election of the members of the Company's Audit Committee for a new term, they are: Ms. Deborah Stern Vieitas, Mr. Luiz Carlos Nannini and Ms. Maria Elena Cardoso Figueira.

On May 21, 2020, approve the new version of the Remuneration Policy, in accordance with the positive recommendation of the Remuneration Committee, in compliance with the provisions of CMN Resolution No. 3,921 / 2010.

On May 21, 2020, approve the local implementation of the versions presented for the Policies of: (i) Social Responsibility; (ii) Social Investment, and (iii) Corporate Culture, according to a positive recommendation from the Sustainability Committee.

On April 28, 2020, approve the election of Mr. Pedro Augusto de Melo as a member and Coordinator of the Bank's Risk and Compliance Committee.

On April 27, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Consolidated Intermediate Condensed Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both referring to the semester ended March 31, 2020.

On April 23, 2020, learn about the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Compensation Committee of the Bank; (ii) to approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Bank's Nomination and Governance Committee, to serve as the Coordinator of the Committee; (iii) approve the dismissal of Mr. Bernardo Parnes from the position of Coordinator of the Risks and Compliance Committee of the Bank; (iv) to approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risks and Compliance Committee of the Bank, for the function of Coordinator of said Committee; and (v) approve the dismissal of Mr. José Roberto Machado Filho, Executive Officer of the Bank.

On April 7, 2020, approve the election of Mr. Marcelo Augusto Dutra Labuto as an Officer with no specific designation of the Bank.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Bank; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Bank; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Bank.

On February 26, 2020, approve Banco Santander Form 20-F for the year ended December 31, 2019.

On February 26, 2020, approve the Banco Santander Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Accounting Standards (IFRS).

On February 3, 2020, approve the election of Messrs. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

The resolutions of the Board of Directors for the year 2019 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 36 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2020.

7. People

People are an essential element in the Organization. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 47,192 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure there is alignment between everyone through recurring and frank conversations, career direction and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is the Talent Show. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

The result of all these actions is the high level of engagement, proven through two surveys that are carried out annually and that bring excellent indicators. One of them points out that at least 91% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater loyalty, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

Due to the COVID-19 pandemic, the payment of the 13th salary of 100% of employees was anticipated and the possibility of converting the meal voucher into food vouchers was offered. In addition, an isolation protocol for high-risk groups was implemented and a Telemedicine program was launched with 24-hour service for employees and their dependents. During this period, 80% of our employees, except employees from the branch network, worked in the home office.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

In relation to the Social and Environmental Businesses, Santander: i) structured the first ESG Linked Loan in Brazil, with FS Bioenergia. Interest rates are variable according to the achievement of environmental goals; ii) coordinated the first decarbonization credit transaction (Cbios) in the country, regulated by the RenovaBio Program; iii) established a partnership with Coopercitrus, which will offer lines for the acquisition of solar panels and irrigation equipment to members, bringing scale to renewable energy in agribusiness; and iv) was one of the coordinators of the first Green Bond issued by a Brazilian company in the transport and logistics sector in the international market, with the global Climate Bond Initiative certification.

As a result of the global health crisis scenario, Banco Santander has promoted actions to support customers and society. One of these actions includes supporting five institutions that are working on the front line in combating Covid-19. More than R$7 million was collected, half of the amounts donated by employees and the other half, doubled by the Bank. Others actions can be seen on the Santander's website, through the link https://www.santander.com.br/campanhas/cuidar.

9. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the semester ended June 30, 2020, PricewaterhouseCoopers did not provide services unrelated to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers represents your administration that has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the semester ended June 30, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 07/28/2020).

Composition of Management Bodies

Board of Directors

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent) *

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

René Luiz Grande – Member  *

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator *

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tarcila Reis Corrêa Ursini - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza- Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council **

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

* Pending approval by BACEN

** The Fiscal Council was installed at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, and the members were approved by the Central Bank of Brazil on July 10, 2020, the date on which they took office in their respective positions, with a mandate until the 2021 Annual General Meeting.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Public Accountant

Leonardo Santicioli - CRC Nº 1SP 265213/O-3

Declaration of directors on the financial statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the semester ended June 30, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the semester ended June 30, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

8Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Financial and non-financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies that are part of  the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently comprised by three independent members, appointed at the Board of Directors´ meeting of May 21, 2020. It acts through meetings with executives, auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks. The Committee also monitors and acts on the results of inspections and notes of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such notes, and holds regular meetings with representatives of the Central Bank of Brazil and others regulators, whenever requested.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the first semester of 2020.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the first half of 2020 of the Institution and the Conglomerate, according to IFRS standard.

The Audit Committee held meetings with the independent auditors and the professionals responsible for the accounting and the preparing of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee -, the Executive Vice-Presidency of Technology and Operations, the Compliance Officer and the relevant professionals, responsible for the management, implementation and dissemination of the culture and infrastructure of the Conglomerate's internal controls, risk management and conduct. It also verified cases dealt by the “Canal Aberto” (whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN 2,554/98, 4,557/17 and 4.658/18, Sarbanes-Oxley Act (SOX) and Circular SUSEP 249/04.

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit professionals on several occasions during the first semester of 2020, to discuss the audit works performed, the reports issued and their respective conclusions and recommendations, focusing on (i) recommendations for improvements in areas where controls were considered "To be improved; (ii) the approval of the Internal Audit Work Plan for 2020; and (iii) the impacts of the COVID-19 pandemic. On other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the first semester of 2020. At these meetings, highlighted the following topics: discussions involved the financial statements for the first semester of 2020, accounting practices, the main audit matters (“PAA’s”) and any deficiencies and recommendations raised in the internal control report. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. During the period, the Audit Committee also: (i) reviewed and approved the Independent Audit Work Plan for 2020; (ii) monitored the negotiation process of the fees submitted, recommending its subsequent approval by the Board of Directors; and (iii) presented the annual and formal evaluation of the auditors' performance. The Audit Committee also met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI S.A., member of the Conglomerate.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and Resolution CNSP 279/13, specific works were carried out in the first semester of 2020, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following: (i) monitoring of regulatory capital; (ii) inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) cybersecurity monitoring (iv) monitoring of topics related to Conduct and Customers Service, policies and action plans for continuous and structural improvements; (v) monitoring of tax, labor and civil litigation; (vi) review and approval of the Deferred Tax Asset Realization Valuation; and (vii) adjustments to the specific regulation issued to meet the health and economic crisis.

During the period, the members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work performed is appropriate and provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. and the Conglomerate for the six-month period ended June 30, 2020, recommending its approval by the Board of Directors of Santander.

São Paulo, July 28, 2020.

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer